

Public Accounts

Volume 1

Consolidated Financial Statements

for the fiscal year ended 31 March 2020



Printed by Authority of the Legislature
Fredericton, N.B.



Public Accounts

Volume 1

Consolidated Financial Statements

**for the fiscal year ended
31 March 2020**



**Printed by Authority of the Legislature
Fredericton, N.B.**

ISSN: 0382-1277
ISBN print: 978-1-4605-2558-6
ISBN PDF: 978-1-4605-2559-3

To Her Honour,

The Honourable Brenda Murphy
Lieutenant-Governor of the Province of New Brunswick

The undersigned has the honour to submit the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2020.

I am, Your Honour,



Ernie L. Steeves
Minister of Finance and Treasury Board

Fredericton, New Brunswick
October 2020

The Honourable Ernie L. Steeves
Minister of Finance and Treasury Board

Sir:

The undersigned has the honour to present to you the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2020.

Respectfully submitted,



Paul Martin, FCPA, FCA
Comptroller

Fredericton, New Brunswick
October 2020

TABLE OF CONTENTS

Audited Consolidated Financial Statements

Page

INTRODUCTION
VOLUME I

The Public Accounts of the Province of New Brunswick are presented in two volumes.

This volume contains the audited consolidated financial statements of the Provincial Reporting Entity as described in Note 1 to the Consolidated Financial Statements. They include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Cash Flow, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Change in Accumulated Deficit. This volume also contains the Independent Auditor's Report, Statement of Responsibility, management's comments on the Results for the Year, Major Variance Analysis and a discussion of the Indicators of Financial Health of the Province.

Volume II contains unaudited supplementary information to the consolidated financial statements presented in Volume I.   It presents summary statements for revenue and expenditure as well as five-year comparative statements.   This volume also contains detailed information on Supplementary Appropriations, Funded Debt, statements of the General Sinking Fund and revenue and expenditure by department.

In addition, the Province includes the following lists on the Office of the Comptroller web site at www.gnb.ca/publicaccounts :

- Salary information of government employees and employees of certain government organizations in excess of $60,000. Salary information is for the calendar year. When an employee transfers to another government department throughout the year, the employee's full salary amount is reported under the department where the employee worked at 31 December. When an employee transfers from a government department to a government organization throughout the year, or vice versa, the amount paid to the employee by each organization is reported under the respective department or organization.

- Travel and other employee expenses in excess of $12,000 paid during the year to government employees, presented by department.

- Payments attributed to medical practitioners in excess of $50,000 for the fiscal year ended 31 March.

- Payments made to suppliers during the fiscal year in excess of $25,000 presented by department as well as a combined listing including payments made by all departments and some government organizations.

- Grant payments made during the fiscal year in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Payments made through purchase cards during the fiscal year to suppliers in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Loans disbursed to recipients during the year in excess of $25,000 presented by department.



STATEMENT OF RESPONSIBILITY

The consolidated financial statements of the Province of New Brunswick are prepared each year by the Comptroller as required under section 14 of the *Financial Administration Act.* The Results for the Year, Major Variance Analysis and Indicators of Financial Health commentaries are prepared jointly by the Department of Finance and Treasury Board and the Office of the Comptroller. The consolidated financial statements include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Cash Flow, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Change in Accumulated Deficit.

Financial statement integrity and objectivity are the responsibility of the Province. To help fulfil this responsibility, systems of internal control have been established to provide reasonable assurance that transactions are properly authorized, executed and reported. The statements are prepared in accordance with the accounting policies described in Note 1 to the Consolidated Financial Statements.

On behalf of the Province:

Ernie L. Steeves
Minister of Finance and Treasury Board

October 2020

RESULTS FOR THE YEAR

General Comments

The Province's summary financial statements, contained in this volume of Public Accounts, report a surplus for the fiscal year ended 31 March 2020 of $48.7 million. This represents an improvement of $25.6 million from the budgeted surplus of $23.1 million. The difference is the result of higher than budgeted revenues of $46.3 million and higher than budgeted expenses of $20.7 million.

Revenues were $46.3 million higher than budget. Federal Sources are up a total of $48.3 million, including additional federal funding received under the Building Canada Fund – Gas Tax Transfer. A Gain from Restructuring resulted in additional revenue of $23.2 million following a change in the *Credit Unions Act*. Taxes were up $21.6 million largely as a result of higher Personal Income Tax revenue, partially offset by lower Corporate Income Tax revenue and Harmonized Sales Tax revenue. Income from Government Business Enterprises was lower than budgeted by $47.5 million mainly due to lower revenue from the New Brunswick Power Corporation.

Overall expenses were $20.7 million higher than budget. There were additional expenses in Labour and Employment, Social Development, Education and Training, Health, and Economic Development. Labour and Employment was up $41.4 million mainly due to a contract with the Canadian Red Cross for administration and disbursement of the NB Worker Emergency Income Benefit to New Brunswickers (COVID-19 Initiative). Social Development expenses were up $41.3 million mainly due to increased expense associated with the Child Welfare and Disability Support Services program as well as additional expenses in Nursing Homes. Health expenses were up $24.1 million mainly due to increased expenses in the Regional Health Authorities, Drug Programs and the Medicare program. Under-expenditures occurred in Central Government and Service of the Public Debt. Central Government expenses were $72.7 million lower than budget mainly due to lower than anticipated expenses for Injured Workers Liability and Retirement Allowance programs, as well as lower expenses in General Government. Service of the Public Debt was $34.5 million lower than budget due to several factors including higher interest income earned and lower than forecasted long-term borrowing.

A more detailed discussion of major variances can be found in the major variance section that follows.

Summary Financial Information

(millions)

Consolidated Statement of Financial Position		
	2020	**2019**
Financial Assets	$ 10,771.3	$ 10,722.0
Liabilities	(24,693.3)	(24,680.8)
Net Debt	**(13,922.0)**	**(13,958.8)**
Tangible Capital Assets	9,132.9	9,198.0
Other Non Financial Assets	206.8	196.6
Total Non Financial Assets	9,339.7	9,394.6
Accumulated Deficit	**$ (4,582.3)**	**$ (4,564.2)**

Consolidated Statement of Operations		
	2020	**2019**
Revenue – Provincial Sources	$ 6,255.1	$ 6,266.1
Revenue – Federal Sources	3,636.8	3,431.0
Total Revenue	9,891.9	9,697.1
Expenses	9,843.2	9,624.5
Surplus	**$ 48.7**	**$ 72.6**

Consolidated Statement of Change in Net Debt		
	2020	**2019**
Opening Net Debt	$ (13,958.8)	$ (13,926.1)
Decrease / (Increase) in Net Debt From Operations	36.8	(32.7)
Ending Net Debt	**$ (13,922.0)**	**$ (13,958.8)**

Revenue

Revenues of the Province for the past ten years, as restated, are shown in the table below. The consolidation of nursing homes was accounted for retroactively to opening 2015 net debt and accumulated deficit balances. As such, the impact is only reflected for 2015 and future years.

	($ millions)									
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**
Provincial Sources	4,619.8	4,939.0	4,794.9	4,905.9	5,439.4	5,443.9	5,772.0	6,099.9	6,266.1	**6,255.1**
Federal Sources	2,930.3	2,874.2	3,000.5	2,877.9	3,009.8	2,952.7	3,130.2	3,239.1	3,431.0	**3,636.8**
Total Revenue	7,550.1	7,813.2	7,795.4	7,783.8	8,449.2	8,396.6	8,902.2	9,339.0	9,697.1	**9,891.9**

Average annual revenue growth over the ten-year period is 3.1%, with stronger growth over the latter half of the period. In 2020, year-over-year revenue increased by 2.0%.

Expense

Expenses of the Province for the past ten years, as restated, are shown in the table below. The consolidation of nursing homes and the change in accounting policy for pensions were accounted for retroactively to opening 2015 net debt and accumulated deficit balances. As such, the impacts of the accounting changes are reflected in 2015 and future years.

	($ millions)									
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**
Total Expense	8,167.1	8,057.5	8,328.1	8,384.1	8,810.6	8,657.1	9,019.2	9,272.0	9,624.5	**9,843.2**

Average annual expense growth over the ten-year period is 2.1%. In 2020, expenses increased by $218.7 million year-over-year, a 2.3% increase. This was mainly due to increased expenses in Health, Education and Training, Social Development and Labour and Employment.

Surplus / (Deficit)

Surpluses (or Deficits) of the Province for the past ten years, as restated, are shown in the table below.

	($ millions)									
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**
Surplus/(Deficit)	(617.0)	(244.3)	(532.7)	(600.3)	(361.4)	(260.5)	(117.0)	67.0	72.6	**48.7**

The surplus for the year ended 31 March 2020 was $48.7 million, which is an improvement over the budgeted surplus of $23.1 million. Revenue was $46.3 million higher than budgeted. Federal Sources were up as a result of additional federal funding received under the Building Canada Fund – Gas Tax Transfer. A Gain from Restructuring was recognized which resulted in additional revenue, and Taxes were up largely as a result of higher Personal Income Tax revenue. These increases were partially offset by lower than budgeted Income from Government Business Enterprises mainly due to lower revenue from the New Brunswick Power Corporation. Expenses were higher than budgeted by $20.7 million, mainly due to higher expenses for Labour and Employment, Social Development, Education and Training and Health. This was largely offset by lower than budgeted expenses in Central Government, Service of the Public Debt, and Transportation and Infrastructure.

Net Debt

Net debt decreased by $36.8 million during the year ended 31 March 2020. This was $12.4 million less than the budget plan decrease of $49.2 million.



Net Debt

($ millions)									
	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**
Net Debt	9,615.3	10,063.1	11,032.8	11,657.1	13,109.3	13,651.4	13,820.2	13,926.1	13,958.8	**13,922.0**

Cost of Servicing the Public Debt

The Province's cost of servicing the Public Debt totaled $642.5 million for the year ended 31 March 2020. This represents a decrease of $5.8 million from 2019. This was due to several factors including higher interest income earned and interest costs on long-term funded debt being lower due to refinancing at lower interest rates.



Cost of Servicing the Public Debt

($ millions)									
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Cost of Servicing the Public Debt	641.5	661.8	660.3	661.9	677.2	678.1	673.3	666.6	648.3	**642.5**

MAJOR VARIANCE ANALYSIS

Explanations of major variances are described below. In this analysis, comparisons are made between the actual results for 2020 and either the 2020 budget or the actual results for 2019.

REVENUE

Budget 2020 to Actual 2020 Comparison

2020 Budget to Actual ($ millions)				
Item	Budget	Actual	Variance	% Variance
Provincial Sources				
Taxes	4,782.8	4,804.4	21.6	0.5
Licenses and Permits	167.7	167.6	(0.1)	(0.1)
Royalties	69.7	71.9	2.2	3.2
Income from Government Business Enterprises	205.7	158.2	(47.5)	(23.1)
Other Provincial Revenue	825.7	825.1	(0.6)	(0.1)
Sinking Fund Earnings	205.5	204.7	(0.8)	(0.4)
Gain from Restructuring	-	23.2	23.2	-
Revenue from Provincial Sources	6,257.1	6,255.1	(2.0)	-
Federal Sources				
Fiscal Equalization Payments	2,023.2	2,023.2	-	-
Unconditional Grants	1,135.5	1,149.0	13.5	1.2
Conditional Grants	429.8	464.6	34.8	8.1
Revenue from Federal Sources	3,588.5	3,636.8	48.3	1.3
Total Revenues	9,845.6	9,891.9	46.3	0.5

Taxes
Taxes are up $21.6 million from budget, primarily due to:
- Personal Income Tax is up $115.0 million due to a positive prior-year adjustment related to the 2018 taxation year, a strengthened base and stronger income growth.
- Insurance Premium Tax is up $4.8 million due to a higher-than-anticipated increase in premiums written by the insurance industry.
- Real Property Transfer Tax is up $4.8 million due to a stronger than anticipated housing market and a higher number of transactions.
- Provincial Real Property Tax is up $4.4 million due to an increase in the tax base.
- Corporate Income Tax is down $49.2 million due to a negative prior-year adjustment related to the 2018 taxation year and a decrease in national corporate taxable income projection.
- Harmonized Sales Tax is down $38.4 million reflecting official federal estimates.
- Tobacco Tax is down $19.2 million due to lower than projected volumes.

Income from Government Business Enterprises
Income from Government Business Enterprises is down $47.5 million mainly due to lower net income for the New Brunswick Power Corporation. Net income for the New Brunswick Power Corporation is down $48.0 million mainly due to a loss on nuclear fund investments due to the instability in the financial markets as a result of the global pandemic COVID-19, partially offset by an increase in out-of-province gross margin due to an increase in sales volumes.

Gain from Restructuring
A Gain from Restructuring of $23.2 million has resulted from a change in the *Credit Unions Act* which combines Brunswick Credit Union Stabilization Board Limited and New Brunswick Credit Union Deposit Insurance Corporation.

Unconditional Grants
Unconditional Grants are up $13.5 million from budget reflecting official federal estimates for the Canada Health Transfer and the Canada Social Transfer, including one-time funding for critical health care system needs and mitigation efforts related to the COVID-19 pandemic.

Conditional Grants
Conditional grants are up $34.8 million from budget mainly due to additional federal funding received under the Building Canada Fund – Gas Tax Transfer and the Integrated Bilateral Agreement, as well as higher recoveries under the Clean Water and Wastewater Fund. This is partially offset by lower funding under the Healthy Seniors Pilot Project, the Low Carbon Economy Leadership Fund and the New Building Canada Fund.

Actual 2019 to Actual 2020 Comparison

	2019 Actual to 2020 Actual ($ millions)			
Item	2019 Actual	2020 Actual	Change	% Change
Provincial Sources				
Taxes	4,742.0	4,804.4	62.4	1.3
Licenses and Permits	165.6	167.6	2.0	1.2
Royalties	76.5	71.9	(4.6)	(6.0)
Income from Government Business Enterprises	194.7	158.2	(36.5)	(18.7)
Other Provincial Revenue	891.8	825.1	(66.7)	(7.5)
Sinking Fund Earnings	195.5	204.7	9.2	4.7
Gain from Restructuring	-	23.2	23.2	-
Revenue from Provincial Sources	6,266.1	6,255.1	(11.0)	(0.2)
Federal Sources				
Fiscal Equalization Payments	1,873.9	2,023.2	149.3	8.0
Unconditional Grants	1,114.2	1,149.0	34.8	3.1
Conditional Grants	442.9	464.6	21.7	4.9
Revenue from Federal Sources	3,431.0	3,636.8	205.8	6.0
Total Revenues	9,697.1	9,891.9	194.8	2.0

Taxes
Taxes are up $62.4 million over the previous fiscal year, mainly due to:
- Personal Income Tax is up $101.2 million due to higher in-year payments and a positive impact related to prior-year adjustments.
- Harmonized Sales Tax is up $33.2 million due to growth in the tax base.
- Gasoline and Motive Fuels Tax is up $27.8 million mainly due to a portion of this tax revenue no longer being transferred to the Climate Change Fund as it was in 2018-2019.
- Provincial Real Property Tax is up $17.9 million due to an increase in the tax base.
- Real Property Transfer Tax is up $4.6 million due to a stronger than anticipated housing market and a higher number of transactions.
- Corporate Income Tax is down $110.9 million due to a negative impact related to prior-year adjustments and lower in-year payments reflecting a decrease in national corporate taxable income forecast.
- Tobacco Tax is down $17.8 million due to a decrease in sales volume.

Royalties
Royalties are down $4.6 million due to harvesting lower value timber products in 2019-2020, coupled with one-time revenue in 2018-2019 resulting from an audit of potash royalty returns.

Income from Government Business Enterprises
Income from Government Business Enterprises is down $36.5 million mainly due to lower net income for the New Brunswick Power Corporation. Net income for the New Brunswick Power Corporation is down $36.0 million mainly due to a loss on nuclear fund investments due to the instability in the financial markets as a result of the global

pandemic COVID-19, partially offset by an increase in out-of-province gross margin due to an increase in sales volumes.

Other Provincial Revenue
Other Provincial Revenue is down $66.7 million mainly due to Gasoline and Motive Fuels Tax revenue no longer being transferred to the Climate Change Fund as it was in 2018-2019, a decrease in investment income, fewer defaults under the Provincial Nominee Program, as well as lower lottery and gaming revenues. This is partially offset by a year-over-year improvement in results from Cannabis NB Ltd. In addition, there are other miscellaneous revenue increases and decreases across various departments and agencies.

Sinking Fund Earnings
Sinking Fund Earnings are up $9.2 million from the previous year due to a growing asset base.

Gain from Restructuring
In 2019-2020, a Gain from Restructuring of $23.2 million has resulted from a change in the *Credit Unions Act* which combines Brunswick Credit Union Stabilization Board Limited and New Brunswick Credit Union Deposit Insurance Corporation.

Fiscal Equalization Payments
Fiscal Equalization Payments are up $149.3 million from the previous year due to the widening of fiscal disparities as per official federal estimates.

Unconditional Grants
Unconditional Grants are up $34.8 million due to the legislated growth for the Canada Health Transfer and the Canada Social Transfer, as well as one-time funding in 2019-2020 for critical health care system needs and mitigation efforts related to the COVID-19 pandemic.

Conditional Grants
Conditional Grants are up $21.7 million from the previous year mainly due to additional federal funding received under the Building Canada Fund – Gas Tax Transfer and higher recoveries under the Healthy Seniors Pilot Project. This is partially offset by lower federal recoveries under the Disaster Financial Assistance program, the New Building Canada Fund and the Clean Water and Wastewater Fund.

EXPENSES

Budget 2020 to Actual 2020 Comparison

2020 Budget to Actual ($ millions)				
Item	**Budget**	**Actual**	**Variance**	**% Variance**
Education and Training	2,087.9	2,125.1	37.2	1.8
Health	3,165.4	3,189.5	24.1	0.8
Social Development	1,356.0	1,397.3	41.3	3.0
Protection Services	324.4	323.1	(1.3)	(0.4)
Economic Development	351.1	358.6	7.5	2.1
Labour and Employment	134.3	175.7	41.4	30.8
Resources	186.3	178.5	(7.8)	(4.2)
Transportation and Infrastructure	724.0	709.5	(14.5)	(2.0)
Central Government	816.1	743.4	(72.7)	(8.9)
Service of the Public Debt	677.0	642.5	(34.5)	(5.1)
Total Expenses	9,822.5	9,843.2	20.7	0.2

Items in the table are reported by functional area. See the related schedule in the consolidated financial statements for additional details.

Education and Training
Education and Training expenses were $37.2 million higher than budget mainly due to higher than anticipated expense related to provision expense on student loans, teacher summer pay accrual and school district expenditures, partially offset by lower than anticipated expenses in Early Childhood Development programs.

Health
Health expenses were $24.1 million higher than budget mainly due to increased expenses in the Regional Health Authorities, Drug Programs and the Medicare program.

Social Development
Social Development expenses were $41.3 million higher than budget mainly due to increased expense associated with the Child Welfare and Disability Support Services programs, additional expenses in Nursing Homes, and increased costs for operation and maintenance of public housing units.

Protection Services
Protection Services expenses were $1.3 million lower than budget mainly due to a slightly lower annual expense related to the Provincial Court Judges pension plan

Economic Development
Economic Development expenses were $7.5 million higher than budget mainly due to higher expenses by Provincial Holdings Ltd. related to the revaluation of several assets.

Labour and Employment
Labour and Employment expenses were $41.4 million higher than budget mainly due to the contract with the Canadian Red Cross for administration and disbursement of the NB Worker Emergency Income Benefit to New Brunswickers (COVID-19 Initiative).

Resources
Resources expenses were $7.8 million lower than budget mainly due to lower than expected demand under the AgriStability program and lower provision expense in Agriculture, Aquaculture and Fisheries.

Transportation and Infrastructure
Transportation and Infrastructure expenses were $14.5 million lower than budget mainly due to lower than anticipated Capital and Amortization expenses.

Central Government
Central Government expenses were $72.7 million lower than budget mainly due to lower than anticipated expenses for Injured Workers Liability Accrual and Retirement Allowance programs as well as lower expenses in General Government.

Service of the Public Debt
The Service of the Public Debt was $34.5 million lower than budget due to several factors including higher interest income earned and lower than forecast long-term borrowing.

Actual 2019 to Actual 2020 Comparison

2019 Actual to 2020 Actual ($ millions)			
Item	**2019** Actual	**2020** Actual	**Change**	**% Change**
Education and Training	2,049.3	2,125.1	75.8	3.7
Health	3,080.1	3,189.5	109.4	3.6
Social Development	1,339.2	1,397.3	58.1	4.3
Protection Services	346.9	323.1	(23.8)	(6.9)
Economic Development	357.2	358.6	1.4	0.4
Labour and Employment	144.3	175.7	31.4	21.8
Resources	184.8	178.5	(6.3)	(3.4)
Transportation and Infrastructure	736.8	709.5	(27.3)	(3.7)
Central Government	737.6	743.4	5.8	0.8
Service of the Public Debt	648.3	642.5	(5.8)	(0.9)
Total Expenses	9,624.5	9,843.2	218.7	2.3

Items in the table are reported by functional area. See the related schedule in the consolidated financial statements for additional details.

Education and Training
Education and Training expenses were $75.8 million higher than the previous fiscal year mainly due to increases in expenses associated with: general wage increases; funding for additional teachers; provision expense on student loans; and increased expenses in the Early Childhood Development programs.

Health
Health expenses were $109.4 million higher than the previous fiscal year mainly due to an increase in expenses in the Regional Health Authorities associated with wages and inflation as well as an increase in payments under the Medicare and Drug programs.

Social Development
Social Development expenses were $58.1 million higher than the previous fiscal year mainly due to increased service delivery costs for Nursing Home Services and the Child Welfare and Disability Support Programs, and higher Seniors and Long-Term Care expenses related to human service worker wage increases.

Protection Services
Protection Services were $23.8 million lower than the previous fiscal year primarily due to lower expenses in the Department of Public Safety. This was the result of reduced costs within the Disaster Financial Assistance program specifically with regards to the 2018 Spring Flood event.

Economic Development
Economic Development expenses were $1.4 million higher than the previous fiscal year mainly due to increased expenses under Provincial Holdings Ltd. related to the revaluation of several assets, partially offset by lower expense in Opportunities New Brunswick.

Labour and Employment
Labour and Employment expenses were $31.4 million higher than the previous fiscal year mainly due to increased expenses in Post-Secondary Education Training and Labour related to the contract with the Canadian Red Cross for administration and disbursement of the NB Worker Emergency Income Benefit to New Brunswickers (COVID-19 Initiative).

Resources
Resources expenses were $6.3 million lower than the previous fiscal year mainly due to lower expenses in Forest Protection Limited and Environment, offset by higher expenses in Natural Resources and Energy Development.

Transportation and Infrastructure
Transportation and Infrastructure expenses were $27.3 million lower than the previous fiscal year mainly due to lower capital expense and lower Winter Maintenance costs resulting from less snow events and snow accumulation.

Central Government
Central Government expenses were $5.8 million higher than the previous year mainly due to higher expenditures in Local Government and Service New Brunswick, partially offset by lower expenses for Injured Workers Liability Accrual.

Service of the Public Debt
The Service of the Public Debt was $5.8 million lower than the previous fiscal year due to several factors including higher short-term interest income earned and a reduction in capital leases.

INDICATORS OF FINANCIAL HEALTH

This section provides indicators of progress in the Province's financial condition using information provided in the Province's consolidated financial statements as well as other standard socio-economic indicators such as nominal Gross Domestic Product (GDP) data from Statistics Canada.

The analysis of financial indicators is a reporting practice recommended by the Public Sector Accounting Board, and provides results in a manner that improves transparency and provides a clearer understanding of recent trends in the Province's financial health. Trends over the last ten years (2011 to 2020) are evaluated using the criteria of sustainability, flexibility and vulnerability. Though many potential indicators are available, those found to be the most relevant, measurable and transparent to users of government financial information are included. Similar data series are also widely used by banks and other financial institutions, investors and credit-rating agencies.

In evaluating a government's financial health, it should be acknowledged that governments have exposure to a number of variables that are beyond their direct scope of control, but can still exert major influences on financial results and indicators. These include but are not limited to:

- Changing global economic conditions such as energy prices, commodity prices, investment valuation and inflation;
- Changes to international financial conditions that impact interest rates, currency fluctuations or availability of credit;
- Changes to federal transfers or programs;
- Emergencies such as floods, forest fires and pandemics;
- Developments affecting agencies such as the New Brunswick Power Corporation that are reflected in the Province's financial statements; and
- Changes in public sector accounting standards.

Sustainability

Sustainability is the degree to which a government can maintain its existing financial obligations both in respect of its service commitments to the public and financial commitments to creditors, employees and others without increasing the debt or tax burden relative to the economy within which it operates. It is measured in this analysis by:

- Net debt as a proportion of GDP; and
- Net debt per capita.

Net Debt as a Proportion of GDP:

Net debt is an indication of the extent to which Provincial government liabilities exceed financial assets. The net debt-to-GDP ratio shows the relationship between net debt and the economy. If the ratio is declining, growth in the economy is exceeding growth in net debt, resulting in improved sustainability. Conversely, an increasing net debt-to-GDP ratio indicates net debt is increasing faster than growth in the economy and serving to reduce the provincial government's financial sustainability.

Over the last ten years the Province's ratio of net debt-to-GDP increased from 31.8% to a high of 40.8% in 2016. The ratio trended upwards due to weakened economic circumstances, operating deficits, capital spending, and other factors. The inclusion of nursing homes within the provincial reporting entity and a change in accounting policy related to pensions were both implemented retroactively to the opening 2015 net debt balance and as such there was a major impact on the ratio commencing in 2015. Over the past four years, however, the ratio has fallen annually to 36.6% due to improved economic and fiscal results, trending in a positive direction.



Net Debt-to-GDP Ratio

Net Debt-to-GDP Ratio			
Fiscal Year Ending	**Net Debt**	**GDP**	**Net Debt/GDP**
	($ millions)	($ millions)	(%)
2011	9,615.3	30,269	31.8
2012	10,063.1	31,561	31.9
2013	11,032.8	31,797	34.7
2014	11,657.1	31,891	36.6
2015	13,109.3	32,462	40.4
2016	13,651.4	33,453	40.8
2017	13,820.2	34,330	40.3
2018	13,926.1	35,825	38.9
2019	13,958.8	36,966	37.8
2020	*13,922.0*	*38,001*	*36.6*

Net Debt per Capita:

Net debt per capita is a statement of the net debt attributable to each New Brunswick resident. A decrease in net debt per capita suggests the debt burden has improved while an increase implies the debt burden has increased. Over the past ten years the net debt per capita trended upwards reflecting weakened economic circumstances, operating deficits, capital spending and other factors. The inclusion of nursing homes within the provincial reporting entity and a change in accounting policy related to pensions were both implemented retroactively to the opening 2015 net debt balance. As such, the net debt numbers were restated for 2015 forward, having a major impact on net debt per capita commencing in 2015. For the second consecutive year, net debt per capita declined slightly in 2020 following recent years of moderate growth, reflecting improved fiscal results and modest population growth. Net debt per capita is now below the 2016 level.

Net Debt per Capita



Net Debt per Capita			
Fiscal Year Ending	**Net Debt**	**Population**	**Net Debt per Capita**
	($ millions)	(July 1)	($)
2011	9,615.3	753,035	12,769
2012	10,063.1	755,705	13,316
2013	11,032.8	758,378	14,548
2014	11,657.1	758,544	15,368
2015	13,109.3	758,976	17,272
2016	13,651.4	758,842	17,990
2017	13,820.2	763,350	18,105
2018	13,926.1	766,762	18,162
2019	13,958.8	770,921	18,107
2020	*13,922.0*	*776,827*	*17,922*

Flexibility

Flexibility is the degree to which a government can change its debt or tax burden on the economy within which it operates to meet its existing financial obligations both in respect of its service commitments to the public and financial commitments to creditors, employees and others. It is measured in this analysis by:

- Own-source revenue as a proportion of GDP; and
- Cost of servicing the public debt as a proportion of total revenue.

Own-source Revenue as a Proportion of GDP:

This ratio measures own-source revenues of the Provincial government as a percentage of the economy, as measured by nominal GDP. An increase in this ratio indicates that government own-source revenues are growing faster than the economy as a whole, reducing government's flexibility to increase revenues without slowing growth in the economy. A decrease in the ratio is indicative of the government taking less revenue out of the economy on a relative basis, which increases its flexibility.

Own-source revenue includes revenues from taxation, natural resources, fees, return on investment, lotteries, fines and penalties, etc., and is essentially all revenue minus federal transfers. While more controllable than federal transfers, as the Province can influence revenues through its own tax rates and fiscal policy, own-source revenue is vulnerable to, among other factors:

- Health of the economy;
- Net income or revenue of outside agencies whose revenue can fluctuate significantly due to price, volume, accounting changes, weather, etc. (e.g. the New Brunswick Power Corporation);
- Variability in provincial revenues that are collected or estimated by the federal government such as personal and corporate income taxes and the harmonized sales tax; and
- Commodity tax revenues that are vulnerable to world prices.

Own-source revenue as a proportion of GDP is generally relatively stable, with a shift upwards in this ratio beginning in 2015 reflecting government revenue measures. This reduces government's flexibility to extract revenue from the economy.



Own-source Revenue as a Proportion of GDP

Own-source Revenue as a Proportion of GDP			
Fiscal Year Ending	**Own-source Revenue**	**GDP**	**Own-source Revenue as a Proportion of GDP**
	($ millions)	($ millions)	(%)
2011	4,619.8	30,269	15.3
2012	4,939.0	31,561	15.6
2013	4,794.9	31,797	15.1
2014	4,905.9	31,891	15.4
2015	5,439.4	32,462	16.8
2016	5,443.9	33,453	16.3
2017	5,772.0	34,330	16.8
2018	6,099.9	35,825	17.0
2019	6,266.1	36,966	17.0
2020	*6,255.1*	*38,001*	*16.5*

Cost of Servicing the Public Debt as a Proportion of Total Revenue:

Debt service costs as a proportion of total revenue is an indicator of the Province's ability to satisfy existing credit requirements in the context of the government's overall revenue. Debt service costs can be impacted by variables outside the direct control of government, such as credit ratings, interest rates, financial markets and currency fluctuations. Investment in public infrastructure resulting in a change in the stock of debt can also influence borrowing requirements.

The Province's proportion of debt service costs to revenue has been relatively stable with declines since 2014. In 2020 the ratio has dropped to a lower level signifying that debt service costs are a smaller proportion of Provincial revenues overall, allowing the Province more financial resources to provide essential programs and services.

Cost of Servicing the Public Debt as a Proportion of Total Revenue



Cost of Servicing the Public Debt as a Proportion of Total Revenue			
Fiscal Year Ending	**Cost of Servicing the Public Debt**	**Total Revenue**	**Cost of Servicing the Public Debt as a Proportion of Total Revenue**
	($ millions)	($ millions)	(%)
2011	641.5	7,550.1	8.5
2012	661.8	7,813.2	8.5
2013	660.3	7,795.4	8.5
2014	661.9	7,783.8	8.5
2015	677.2	8,449.2	8.0
2016	678.1	8,396.6	8.1
2017	673.3	8,902.2	7.6
2018	666.6	9,339.0	7.1
2019	648.3	9,697.1	6.7
2020	*642.5*	*9,891.9*	*6.5*

Vulnerability

Vulnerability is the degree to which a government is dependent on sources of funding outside its control or influence or is exposed to risks that could impair its ability to meet its existing financial obligations both in respect of its service commitments to the public and financial commitments to creditors, employees and others. A common measurement of vulnerability is federal government transfers as a proportion of revenue.

Federal Government Transfers as a Proportion of Total Revenue:

Revenue from federal sources is comprised of conditional and unconditional grants from the federal government, including:

- Fiscal Equalization Program payments;
- The Canada Health Transfer and the Canada Social Transfer; and
- Conditional grants or capital revenue in support of economic development, infrastructure, education and labour training and other areas.

Federal transfer payments can be affected by federal fiscal policy decisions, the normal annual estimate process that guides federal payments under the Equalization Program and Canada Health and Social Transfers, as well as timing and conditions related to conditional grants.

Comparing the level of federal transfers to total revenue provides an indication of the vulnerability of the Province. Generally, if the ratio is increasing, the Province is increasingly reliant on federal transfers, resulting in increased vulnerability. If the ratio is declining, vulnerability is diminished.

Over the past decade, federal government transfers as a proportion of total revenue reached a high of 38.8% in 2011. The ratio has since trended downward with increases in the past two years to reach 36.8% in 2020. Own-source revenue has been relatively stable the past two years with increases in federal transfers reflecting growth in unconditional grants.



Federal Government Transfers as a Proportion of Total Revenue

Federal Government Transfers as a Proportion of Total Revenue			
Fiscal Year Ending	**Federal Government Transfers**	**Total Revenue**	**Federal Government Transfers as a Proportion of Total Revenue**
	($ millions)	($ millions)	(%)
2011	2,930.3	7,550.1	38.8
2012	2,874.2	7,813.2	36.8
2013	3,000.5	7,795.4	38.5
2014	2,877.9	7,783.8	37.0
2015	3,009.8	8,449.2	35.6
2016	2,952.7	8,396.6	35.2
2017	3,130.2	8,902.2	35.2
2018	3,239.1	9,339.0	34.7
2019	3,431.0	9,697.1	35.4
2020	*3,636.8*	*9,891.9*	*36.8*

AUDITOR GENERAL  VÉRIFICATEUR GÉNÉRAL
OF NEW BRUNSWICK | DU NOUVEAU-BRUNSWICK

INDEPENDENT AUDITOR'S REPORT

To the Legislative Assembly
Province of New Brunswick

Report on the Audit of the Consolidated Financial Statements

Opinion

I have audited the consolidated financial statements of the Province of New Brunswick, which comprise the consolidated statement of financial position as at March 31, 2020, and the consolidated statements of operations, change in net debt, change in accumulated deficit, and cash flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of New Brunswick as at March 31, 2020, and the consolidated results of its operations, changes in its net debt, changes in its accumulated deficit and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of my report. I am independent of the Province of New Brunswick in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Information

Management is responsible for the other information. The other information comprises the information in Volume I of the Public Accounts of New Brunswick for the fiscal year ended March 31, 2020 but does not include the consolidated financial statements and my auditor's report thereon.

My opinion on the consolidated financial statements does not cover the other information and I do not and will not express any form of assurance conclusion thereon.

In connection with my audit of the consolidated financial statements, my responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on the other information that I obtained prior to the date of this auditor's report, I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.



AUDITOR GENERAL
OF NEW BRUNSWICK

VÉRIFICATEUR GÉNÉRAL
DU NOUVEAU-BRUNSWICK

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Province of New Brunswick's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless an intention exists to liquidate or to cease operations, or there is no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of New Brunswick's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of New Brunswick's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.



- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of New Brunswick's ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor's report. However, future events or conditions may cause the Province of New Brunswick to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the consolidated financial statements, to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Kim Adair-MacPherson

Kim Adair-MacPherson, FCPA, CA, ICD.D
Auditor General

Fredericton, New Brunswick, Canada
October 8, 2020

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at 31 March

	Schedule	(millions)	
		2020	2019
FINANCIAL ASSETS			
Cash and Short Term Investments	1	$ **2,973.5**	$ 3,309.7
Receivables and Advances	2	**437.9**	411.2
Taxes Receivable	3	**1,284.7**	1,254.5
Inventories for Resale	4	**0.3**	0.3
Loans	5	**556.9**	568.4
Investment in Government Business Enterprises (Note 6)	6	**249.2**	321.3
Sinking Fund Equity (Note 9)		**5,157.3**	4,776.4
Other Investments	6	**111.5**	80.2
Total Financial Assets		**10,771.3**	10,722.0
LIABILITIES			
Short Term Borrowing (Note 4)		**1,149.2**	1,557.7
Accounts Payable and Accrued Expenses	7	**3,010.5**	3,021.2
Allowance for Losses	8	**13.7**	10.5
Deferred Revenue	9	**637.0**	638.6
Deposits Held in Trust	10	**217.3**	227.0
Obligations under Capital Leases (Note 5)	11	**541.3**	586.0
Net Pension Liability (Note 11)		**735.5**	714.9
		6,304.5	6,755.9
Funded Debt (Note 9)		**23,196.7**	22,610.7
Borrowing for New Brunswick Power Corporation (Note 9)		**(4,794.7)**	(4,624.0)
Funded Debt for Provincial Purposes (Note 9)		**18,402.0**	17,986.7
Unamortized Premiums and Discounts		**(17.3)**	(69.0)
Unrealized Foreign Exchange Gains		**4.1**	7.2
		18,388.8	17,924.9
Total Liabilities		**24,693.3**	24,680.8
NET DEBT		**(13,922.0)**	(13,958.8)
NON-FINANCIAL ASSETS			
Tangible Capital Assets (Note 7)		**9,132.9**	9,198.0
Inventories of Supplies	12	**71.1**	51.7
Prepaid and Deferred Charges	13	**135.7**	144.9
Total Non-Financial Assets		**9,339.7**	9,394.6
ACCUMULATED DEFICIT		$ **(4,582.3)**	$ (4,564.2)

Contingencies (Note 13)
Commitments (Note 14)
Contractual Rights (Note 16)
Subsequent Events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Paul Martin

Paul Martin, FCPA, FCA
Comptroller

CONSOLIDATED STATEMENT OF OPERATIONS
for the fiscal year ended 31 March

	Schedule	2020 Budget	(millions) 2020 Actual	2019 Actual
REVENUE				
Provincial Sources				
Taxes	14	$ 4,782.8	$ **4,804.4**	$ 4,742.0
Licenses and Permits	15	167.7	**167.6**	165.6
Royalties	16	69.7	**71.9**	76.5
Income from Government Business				
Enterprises	17	205.7	**158.2**	194.7
Other Provincial Revenue	18	825.7	**825.1**	891.8
Sinking Fund Earnings		205.5	**204.7**	195.5
Gain from Restructuring (Note 19)		--	**23.2**	--
		6,257.1	**6,255.1**	6,266.1
Federal Sources				
Fiscal Equalization Payments		2,023.2	**2,023.2**	1,873.9
Unconditional Grants	19	1,135.5	**1,149.0**	1,114.2
Conditional Grants	20	429.8	**464.6**	442.9
		3,588.5	**3,636.8**	3,431.0
		9,845.6	**9,891.9**	9,697.1
EXPENSE				
Education and Training	21	2,087.9	**2,125.1**	2,049.3
Health	22	3,165.4	**3,189.5**	3,080.1
Social Development	23	1,356.0	**1,397.3**	1,339.2
Protection Services	24	324.4	**323.1**	346.9
Economic Development	25	351.1	**358.6**	357.2
Labour and Employment	26	134.3	**175.7**	144.3
Resources	27	186.3	**178.5**	184.8
Transportation and Infrastructure	28	724.0	**709.5**	736.8
Central Government	29	816.1	**743.4**	737.6
Service of the Public Debt (Note 10)		677.0	**642.5**	648.3
		9,822.5	**9,843.2**	9,624.5
ANNUAL SURPLUS		$ 23.1	$ **48.7**	$ 72.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW
for the fiscal year ended 31 March

	(millions)	
	2020	2019
OPERATING ACTIVITIES		
Annual Surplus	$ 48.7	$ 72.6
Non Cash Items		
Amortization of Premiums, Discounts and Issue Expenses	5.9	8.6
Foreign Exchange Expense	(7.2)	(5.0)
Increase in Provision for Losses	34.0	11.3
Amortization of Tangible Capital Assets	508.6	496.1
Loss on Disposal or Impairment of Tangible Capital Assets	21.0	22.8
Gain from Restructuring	(23.2)	--
Sinking Fund Earnings	(204.7)	(195.5)
Losses on Foreign Exchange Settlements	4.1	2.0
Increase in Net Pension Liability	20.6	27.5
Increase in Deferred Revenue	(1.6)	89.0
Changes in Working Capital		
(Increase) Decrease in Accounts Receivable	(34.3)	39.6
Increase in Taxes Receivable	(34.6)	(40.2)
Increase in Inventories	(19.4)	(3.6)
Decrease in Prepaid and Deferred Charges	9.2	31.6
(Decrease) Increase in Accounts Payable and Accrued Expenses	(10.7)	24.4
Decrease in Deposits Held in Trust	(9.7)	(54.3)
Net Cash From Operating Activities	306.7	526.9
INVESTING ACTIVITIES		
Decrease (Increase) in Investments and Loans	56.7	(54.7)
Other Comprehensive (Loss) Gain	(66.8)	19.2
Net Cash Used in Investing Activities	(10.1)	(35.5)
CAPITAL TRANSACTIONS		
Acquisition of Tangible Capital Assets	(464.5)	(671.4)
FINANCING ACTIVITIES		
Proceeds from Issuance of Funded Debt	1,963.5	2,121.5
Purchase of NB Power Debentures	(644.1)	(600.4)
Decrease in Obligations under Capital Leases	(44.7)	(44.1)
Sinking Fund Installments	(176.2)	(162.4)
Decrease in Short Term Borrowing	(408.5)	(103.2)
Funded Debt Matured	(858.3)	(691.8)
Net Cash From (Used in) Financing Activities	(168.3)	519.6
(DECREASE) INCREASE IN CASH DURING THE YEAR	(336.2)	339.6
CASH AND SHORT TERM INVESTMENTS - BEGINNING OF YEAR	3,309.7	2,970.1
CASH AND SHORT TERM INVESTMENTS - END OF YEAR	$ 2,973.5	$ 3,309.7

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGE IN NET DEBT
for the fiscal year ended 31 March

	2020 Budget	(millions) 2020 Actual	2019 Actual
NET DEBT - BEGINNING OF YEAR	$ (13,958.8)	$ (13,958.8)	$ (13,926.1)
CHANGES IN YEAR			
Annual Surplus	23.1	**48.7**	72.6
Other Comprehensive (Loss) Gain	--	**(66.8)**	19.2
Acquisition of Tangible Capital Assets	(478.4)	**(464.5)**	(671.4)
Amortization of Tangible Capital Assets	504.5	**508.6**	496.1
Loss on Disposal or Impairment of Tangible Capital Assets	--	**21.0**	22.8
Increase in Inventories	--	**(19.4)**	(3.6)
Decrease in Prepaid and Deferred Charges	--	**9.2**	31.6
DECREASE (INCREASE) IN NET DEBT	49.2	**36.8**	(32.7)
NET DEBT - END OF YEAR	$ (13,909.6)	$ (13,922.0)	$ (13,958.8)

CONSOLIDATED STATEMENT OF CHANGE IN ACCUMULATED DEFICIT
for the fiscal year ended 31 March

	2020 Budget	(millions) 2020 Actual	2019 Actual
ACCUMULATED DEFICIT - BEGINNING OF YEAR	$ (4,564.2)	$ (4,564.2)	$ (4,656.0)
Annual Surplus	23.1	**48.7**	72.6
Other Comprehensive (Loss) Gain	--	**(66.8)**	19.2
ACCUMULATED DEFICIT - END OF YEAR	$ (4,541.1)	$ (4,582.3)	$ (4,564.2)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

These Consolidated Financial Statements are prepared in accordance with Canadian public sector accounting standards.

b) Provincial Reporting Entity

These Consolidated Financial Statements include the accounts of organizations that are controlled by the Province. A complete listing of the organizations within the Province's government reporting entity is provided in Schedule 30.

The not-for-profit nursing homes are individual corporations operated by their own boards of directors. The nursing homes are subject to legislation, regulation and government directives; and receive resident subsidies and other funding from government. The nature of the relationship between the Province and not-for-profit nursing homes is such that control has been determined to exist for accounting purposes only and not for legal purposes.

Legally established trust funds which the Province administers but does not control are not included as Provincial assets or liabilities. These Consolidated Financial Statements disclose the equity balances of the trust funds administered by the Province in Note 17.

The Workplace Health, Safety and Compensation Commission (operating as WorksafeNB) is not included in the Province's government reporting entity. As at 31 December 2019, WorksafeNB had assets of $1,629.7 million ($1,388.6 million 2018 - restated) and liabilities of $1,524.6 million ($1,592.5 million 2018 - restated). WorksafeNB has the authority through legislation to establish premium rates sufficient to meet its financial obligations.

c) Principles of Consolidation

The accounts of organizations within the Province's government reporting entity are included in these Consolidated Financial Statements through one of the following accounting methods:

Consolidation Method

This method combines the accounts of distinct organizations. It requires uniform accounting policies for the organizations. The Province does not adjust the tangible capital asset policies of organizations that are consolidated using this method to those of the Province in cases where the adjustment would be immaterial. Inter-organizational balances and transactions are eliminated under this method. This method reports the organizations as if they were one organization.

Modified Equity Method

This method is used for government business enterprises (GBE). GBEs are defined in Note 6 to these Consolidated Financial Statements. The modified equity method reports a GBE's net assets as an investment on the Province's Consolidated Statement of Financial Position. The net income of the GBE is reported as income from government business enterprises on the Province's Consolidated Statement of Operations. Inter-organizational transactions and balances are not eliminated. All gains or losses arising from inter-organizational transactions between GBEs and other government organizations are eliminated. The accounting policies of GBEs are not adjusted to conform with those of other government organizations.

Transaction Method

This method records only transactions between the Province and the other organizations. The transaction method is used when the appropriate methods would not produce a materially different result.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

d) Future Changes in Accounting Policy

PS 3280 - Asset Retirement Obligation

The Public Sector Accounting Board issued section PS 3280 - Asset Retirement Obligation with an effective date of 1 April 2022. This new standard addresses the recognition, measurement, presentation and disclosure of legal obligations associated with the retirement of tangible capital assets.

PS 3450 - Financial Instruments

The Public Sector Accounting Board issued section PS 3450 - Financial Instruments with an effective date of 1 April 2022. Under this new standard, financial instruments will be assigned a measurement category of either fair value, cost or amortized cost. Until a financial instrument is derecognized, any gains or losses that arise due to fair value remeasurement will be reported on the Statement of Remeasurement Gains and Losses. Adoption of this standard requires the adoption of PS 2601 - Foreign Currency Translation, PS 1201 - Financial Statement Presentation and PS 3041 - Portfolio Investments in the same fiscal year.

PS 3400 - Revenue

The Public Sector Accounting Board issued Section PS 3400 - Revenue with an effective date of 1 April 2023. Under this new standard, the method of accounting and reporting revenue is determined based upon whether or not the transaction includes a performance obligation.

The Province plans to adopt these standards on the effective date and is currently analyzing the impact of the standards on its Consolidated Financial Statements.

e) Specific Accounting Policies

Asset Classification

Assets are classified as either financial or non-financial. Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not to be consumed in the normal course of operations. Non-financial assets are acquired, constructed or developed assets that do not provide resources to discharge existing liabilities but are employed to deliver government services, may be consumed in normal operations and are not for resale. Non-financial assets include tangible capital assets, prepaid and deferred charges, and inventories of supplies.

Financial Assets

Cash and Short Term Investments

Cash and short term investments are recorded at cost, which approximates market value. Short term investments include highly liquid investments that are readily convertible to known amounts of cash, with maturity dates of six months or less. Cash and short term investments include $691.4 million ($897.4 million 2019) in short term investments issued by New Brunswick Power Corporation (NB Power).

Inventories for Resale

Inventories for resale are recorded at the lower of cost or net realizable value. Properties held for resale are reported as a financial asset and include land and fixtures acquired or constructed for the purpose of sale. Properties held for resale also include properties acquired through foreclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Accounts Receivable, Loans and Loan Guarantees Receivable

Accounts receivable, loans and loan guarantees receivable are initially recorded at cost, and reported at the lower of cost and net recoverable value through a valuation allowance. Changes in the valuation allowance are recognized in expense. Amounts due to the Province but deemed uncollectible are written off from the accounts of the Province once the write-off has been approved by either Treasury Board or the Secretary to Treasury Board depending on the dollar value involved.

Interest revenue is recognized on a loan when earned, and ceases to be accrued when the collectability of either the principal or interest is not reasonably assured.

Loans issued under the *Opportunities New Brunswick Act*, *Agricultural Development Act*, and *Fisheries and Aquaculture Development Act* facilitate the establishment, development, or maintenance of industry in a variety of areas. Loans issued under the *Opportunities New Brunswick Act* have terms of up to 30 years and interest rates ranging from 0% to 10%. These loans may be secured by life insurance, company assets, or personal guarantees. Loans issued under the *Agricultural Development Act* and *Fisheries and Aquaculture Development Act* have terms of up to 25 years, and interest rates set by regulation to be equal to the provincial borrowing rate or based on the prime rate. These loans may be secured by land, buildings, livestock, quota, and fishing vessels. All loans issued under these categories are in Canadian currency.

Loans to students are to be repaid 10 years after the end of study date, with interest rates based on the prime rate. These loans are unsecured. Loans issued under the *New Brunswick Housing Act* have terms of up to 25 years, and interest rates ranging from 0% up to the provincial borrowing rate. These loans are backed by a mortgage or promissory note. All loans issued under these categories are in Canadian currency.

Other Investments

Other investments are recorded at cost, which approximates market value. Where there has been a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize this loss.

Atlantic Lottery Corporation is accounted for by New Brunswick Lotteries and Gaming Corporation using the modified equity method. New Brunswick Lotteries and Gaming Corporation is included in the Province's financial statements using the consolidation method.

Cannabis NB Ltd. is accounted for by Cannabis Management Corporation (CMC) using the modified equity method. CMC is included in the Province's financial statements using the consolidation method.

Sinking Funds

The General Sinking Fund is maintained by the Minister of Finance and Treasury Board under the authority of section 14 of the *Provincial Loans Act*. This Act provides that the Minister shall maintain one or more sinking funds for the payment of funded debt either at maturity or upon redemption in advance of maturity. Typically, redemptions are only made after the related Provincial purpose portion of the debt has been outstanding a minimum of thirty years.

Sinking fund installments are paid into the General Sinking Fund on or before the anniversary date of each issue of funded debt, at the prescribed rate of a minimum of 1% of the outstanding principal.

Sinking fund investments in bonds and debentures are reported at par value less unamortized discounts less premiums and the unamortized balance of unrealized foreign exchange gains or losses. Short-term deposits are reported at cost. The Province's sinking fund may be invested in eligible securities as defined in the *Provincial Loans Act*.

NB Power is contractually obligated to pay to the Province the amount of the sinking fund installment required each year in respect of the debentures issued by the Province on its behalf.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Liabilities

<u>Loan Guarantees</u>

Obligations resulting from guaranteed loans are recorded as liabilities when management determines that a loss is probable with changes in this obligation recorded annually.

Each outstanding loan guarantee under the *Opportunities New Brunswick Act* is reviewed on a quarterly basis. An allowance for loss on loan guarantees is established when management determines that a loss is probable. A loss is considered probable when one or more of the following factors is present:

- a decline in the financial position of the borrower;
- economic conditions in which the borrower operates indicate the borrower's inability to repay the loan; and
- collection experience for the loan.

Losses on guaranteed loans under the *Agricultural Development Act* and *Livestock Incentives Act* for classes that have similar standards are calculated using an average rate based on past experience and trends.

<u>Retirement Benefits</u>

Retirement benefits include various retirement benefit plans and other employee future benefit plans where the Province has an obligation to provide benefits to employees. Liabilities for the *Provincial Court Act* and *Provincial Court Judges' Pension Act*, *Members' Superannuation Act* and *Members' Pension Act*, Pension Plan for Management Employees of New Brunswick School Districts, Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts, Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts, Pension Plan for Management Employees' of New Brunswick Nursing Homes, Pension Plan for General and Service Employees' of New Brunswick Nursing Homes, Pension Plan for Nursing and Paramedical Employees' of New Brunswick Nursing Homes, Supplementary Retirement Plan, and the Retirement Allowance program are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment.

The New Brunswick Public Service Pension Plan, the New Brunswick Teachers' Pension Plan, the Shared Risk Plan for CUPE Employees of New Brunswick Hospitals, and the Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals are Target Benefit Pension Plans. The liabilities for these plans are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment. These plans are governed by an Agreement and Declaration of Trust which restricts access to the plan assets. On this basis, the Province records the value of the plan net assets as nil when these plans are in a net asset position. When these plans are in a net obligation position, the Province records a liability for its portion of the obligation.

The Province also contributes to the Pension Plan for Part-Time and Seasonal Employees. For this plan, the Board of Trustees has the obligation to provide benefits to its members. As such, no liability is recorded by the Province. The cost recorded by the Province for this plan equals the amount of the Province's required contribution for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Sick Leave

The cost of accumulating, non-vesting sick leave benefits for government departments and agencies, school districts and other agencies is determined by an actuarial valuation, using management's best estimate of salary escalation, accumulated sick days at retirement, long term inflation rates and discount rates. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees, and experience of employees in the Province's health care sector. The cost of sick leave usage exceeding an employee's annual allotment is expensed by each department and reported in the functional expense area related to the program in which the employee worked. The change in the net liability, excluding the cost of the sick leave usage exceeding the annual allotment, is reported under central government.

Liability for Injured Workers

The Province provides workers' compensation benefits on a self-insured basis. WorkSafeNB administers the claims on the Province's behalf and charges a fee for this service. The liability for injured workers is determined using a number of methods to estimate future payments including the annuity method, the loss development method, and the aggregate claims method. Future payments are then discounted to determine the present value. Annual claim payments are expensed by each department and are reported in the functional expense area related to the program in which the employee worked. The net change in the liability, excluding actual claims costs, is reported under central government.

Liabilities for Contaminated Sites

A liability for the remediation of contaminated sites is recognized when an existing environmental standard has been exceeded, the Province has a legal or assumed responsibility, the Province expects remediation to occur and a reasonable estimate of the cost of remediation can be made. The liability for remediation is estimated based on information available at the financial statement date, and reflects costs directly attributable to remediation activities, less expected net recoveries. The carrying amount of the liability for remediation is reviewed at each financial reporting date, and any revisions to the amount previously recognized are accounted for in the period in which revisions are made.

Borrowing on Behalf of New Brunswick Power Corporation

The Province, as represented by the Consolidated Fund, has issued long term debt securities on behalf of NB Power in exchange for debentures with like terms and conditions. This financing arrangement was used to obtain more favourable debt servicing costs. NB Power debentures purchased by the Province are reported in the Consolidated Statement of Financial Position as a reduction of funded debt. The transactions involving these securities, including the debt servicing costs, are not part of the budget plan of the Province's Consolidated Fund.

Non-Financial Assets

Tangible Capital Assets

Tangible capital assets are assets of the Province which have useful lives greater than one year. Certain dollar thresholds for capitalization have been established for practical purposes. Intangible assets and items inherited by right of the Crown, such as forest, water, and mineral resources, are not recognized in the Consolidated Financial Statements.

Tangible capital asset policies of government entities which are consolidated in these Consolidated Financial Statements are not adjusted to conform to Provincial policies in cases where the differences are not material. The areas in which tangible capital asset policies could differ include amortization rate, estimated useful life and capitalization threshold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Capital Leases

Long term leases, under which the Province, as lessee, assumes substantially all the benefits and risks of ownership of leased property, are classified as capital leases although certain minimum dollar thresholds are in place for practical reasons. The present value of a capital lease is accounted for as a tangible capital asset and an obligation at the inception of the lease.

Inventories of Supplies

Inventories of supplies for use are recorded at the lower of cost or net realizable value.

Prepaid and Deferred Charges

Prepaid and deferred charges are cash disbursements, other than tangible capital assets and inventories of supplies, that are expected to yield economic benefits over one or more future periods. Prepaid and deferred charges are recorded as an asset at the time of incurrence and amortized to expenses over the periods expected to benefit from it.

Revenues

Tax Revenue

Official estimates received from the federal government are used as the basis for determining corporate income tax, personal income tax and harmonized sales tax revenue. Corporate income tax, personal income tax and harmonized sales tax revenue amounts for the current year reflect prior year adjustments based on returns or more recent economic data.

Provincial real property tax is recognized based on the calculation of applying the relevant provincial and local service district tax rates to the assessed property value. Adjustments are made to current year revenue for changes in prior year assessed property values.

Consumption taxes (Gasoline and Motive Fuels Tax, Tobacco Tax and Pari-mutuel Tax) are recognized based on the self-assessed returns of taxpayers and tax collectors (e.g. retailers and wholesalers). Consumption tax revenue is also recognized from direct payments made by taxpayers in completing certain types of transactions.

Government Transfers

Government transfers are recognized as revenue in the period during which the transfer is authorized and all eligibility criteria have been met, except when and to the extent that the transfer gives rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as deferred revenue and are recognized as revenue when transfer stipulations are met. Capital projects for which the stipulation of project completion had not been met as at 31 March 2020 have been recorded as deferred capital contributions in Schedule 9. Major transfers recognized during the period include fiscal equalization payments and other transfers disclosed in Schedules 19 and 20.

Restructuring Transactions

A restructuring transaction is a transfer of an integrated set of assets and/or liabilities, together with related program or operation responsibilities, without consideration based primarily on the fair value of the individual assets and liabilities transferred. The net effect of a restructuring transaction is recorded as a separate revenue or expense in the year of the transfer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Expenses

Government Transfers

Grants, entitlements and other government transfers are recognized as expense in the period during which the event giving rise to the transfer has occurred, provided that the transfer has been authorized and all eligibility criteria have been met by the recipient. Major government transfers during the period include grants to universities, grants to municipalities, funding provided through social and employment programs, and transfers via revenue sharing agreements.

Debt Charges

Interest and other debt service charges are reported in the Consolidated Statement of Operations as Service of the Public Debt except as described below:

- As government business enterprises are included in the Provincial Reporting Entity through modified equity accounting, the cost of servicing their debt is not included in the Service of the Public Debt expense. The cost of servicing the debt of government business enterprises is an expense included in the calculation of their net profit or loss for the year.

- Interest costs imputed on the Province's net pension liability are recorded as part of pension expense, which is included in various expense functions.

- Interest on debt to finance the Student Loan Portfolio is recorded as part of the Education and Training expense function.

- Interest on CMHC debentures and Nursing Home debt is recorded as part of the Social Development expense function.

Interest earned on the assets of the General Sinking Fund and on other provincial assets is reported as revenue.

Operating Leases

All leases under which the Province does not assume substantially all the benefits and risks of ownership related to the leased property are classified as operating leases. Each rental payment required by an operating lease is recorded as an expense when it is due.

Concessionary Loans

There are two situations in which the Province charges loan disbursements entirely as expenses. These are:

- Loan agreements which commit the Province to provide future grants to the debtor to be used to repay the loan.

- Loan agreements which include forgiveness provisions if the forgiveness is considered likely.

Loans that are significantly concessionary because they earn a low rate of return are originally recorded as assets at the net present value of the expected future cash flows. The net present value is calculated using the Province's borrowing rate at the time the loan was issued. The difference between the nominal value of the loan and its net present value is recorded as an expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

f) Foreign Currency Translation and Risk Management

The Province's assets, liabilities and contingent liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rates of exchange, except where such items have been hedged or are subject to interest rate and currency swap agreements. In such cases, the rates established by the hedge or the agreements are used in the translation. Exchange gains and losses are included in the Consolidated Statement of Operations except for the unrealized exchange gains and losses arising on the translation of long term items, which are deferred and amortized on a straight line basis over the remaining life of the related assets or liabilities. Revenue and expense items are translated at the rates of exchange in effect at the respective transaction dates.

The Province borrows funds in both domestic and foreign capital markets and manages its existing debt portfolio to achieve the lowest debt costs within specified risk parameters. As a result, the Province may be exposed to foreign exchange risk. Foreign exchange or currency risk is the risk that the principal and interest payments on foreign debt will fluctuate in Canadian dollar terms due to fluctuations in foreign exchange rates.

In accordance with risk management policy guidelines, the Province uses various financial instruments and techniques to manage exposure to foreign currency risk. These financial instruments may include currency forwards, cross-currency swaps and purchases of foreign denominated assets into the Province's sinking fund. The Province performs an annual assessment of the effectiveness of its financial instruments in managing exposure to foreign currency risk by comparing the cash flows of both the hedged and hedging items.

As at 31 March 2020, the full amount of the Province's outstanding foreign denominated debt (1,150.0 million USD, 925.0 million CHF, and 105.0 EUR) has been hedged by entering into cross-currency swaps, which convert the interest and principal payable from the original currency to Canadian dollars. As the entire foreign denominated debt portfolio has been hedged, the Province has no foreign currency exposure.

g) Measurement Uncertainty

Measurement uncertainty exists when there is uncertainty in the determination of the amount at which an item is recorded in the financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount. Many items are measured using management's best estimate, based on assumptions that reflect the most probable set of economic conditions and planned courses of action at the time of financial statement preparation. Estimates are updated to reflect new information as it becomes available. Actual results could differ from these estimates.

Significant estimates used in these Consolidated Financial Statements include:

- Uncertainty relating to the determination of corporate income tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of national taxable income. A sensitivity analysis on the impact of a change in the allocation of national taxable income indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $3.7 million. Uncertainty also exists in relation to the determination of corporate and personal tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of installment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

- Uncertainty relating to the determination of harmonized sales tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of the national revenue pool. A sensitivity analysis indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $16.1 million. Uncertainty also exists in relation to the determination of harmonized sales tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of installment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

- Uncertainty in the determination of revenue from Canada Health Transfers and Canada Social Transfers arising from variances between the estimated and actual provincial share of national population figures. A sensitivity analysis on the impact of a change in the estimated population figures indicated that a +/- 1% change in New Brunswick's estimated population figures would impact the revenue for the Canada Health Transfer and Canada Social Transfer by +/- $8.2 million and $3.0 million, respectively.

- Uncertainty related to the determination of the obligation or expense for pensions and other employee future benefits arising because actual results may differ from the Province's assumptions used to estimate the amount of benefits that employees will receive and the investment return on plan assets. Due to the numerous factors that could impact the assumptions used, the extent to which their variability will impact the estimate cannot be reasonably determined.

- Uncertainty in the estimation of the liability for injured workers arising because actual results may differ from the Province's assumptions used to estimate the liability. A sensitivity analysis on exposure to changes in key variables used to estimate the liability indicated that a 1% decrease in the discount rate would increase the liability by $44.3 million, and a 1% increase in the rate of inflation would increase the liability by $38.9 million.

- Uncertainty relating to the allocation of payments for public private partnership road contracts arising because amortization of the capital improvement work commences in the year the rehabilitation work is expected to be performed, which may not reflect when the work is actually completed by the contractors. This may impact the timing of amortization expense and the classification of payments as a prepaid expense, accrued expenditure, or tangible capital asset. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

- Uncertainty relating to the determination of the amounts recorded as the valuation allowances for loans as these amounts are based on probable outcomes and the use of estimates. A sensitivity analysis indicated that the impact of a +/- 1% change in the overall valuation allowance on loans receivable could impact net loans receivable and bad debt expense by +/- $5.4 million for loans to students and +/- $2.3 million for loans under the *Opportunities New Brunswick Act*.

- Uncertainty relating to the determination of the amount of accruals for the remediation of contaminated sites, amounts recorded as contingent liabilities, valuation allowances for investments and accounts receivable, and the estimated useful lives of tangible capital assets arising because these amounts are based on probable outcomes and the use of estimates. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

- Uncertainty relating to the consolidation of not-for-profit nursing homes operating in the Province arising because audited financial statements were not available for all nursing homes at the time of consolidation, because some nursing homes use accounting frameworks and accounting policies that differ from those of the Province, and because the estimates for sick leave and retirement allowance have been calculated using summarized data of nursing home employees and the estimate for sick leave has been calculated using experience of employees in the Province's health care sector. The extent of these differences is not expected to be material.

- Uncertainty related to the determination of property tax revenue, expense, assets and liabilities attributable to assessment appeals, uncollectible amounts and write-offs. The extent to which a change in the assessment amounts or collectability will impact the financial statements cannot be reasonably determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The COVID-19 pandemic is ongoing and adds an additional level of uncertainty for the measurement of certain amounts recorded in these Consolidated Financial Statements. While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions could require a material change in the amounts recognized or disclosed. The impact of the COVID-19 pandemic on these Consolidated Financial Statements is further described in Note 20.

NOTE 2   BUDGET

The budget figures included in these Consolidated Financial Statements are the amounts published in the Main Estimates, adjusted for transfers from the Supplementary Funding Provision Program. The Supplementary Funding Provision Program is an appropriation which provides funding to other programs for costs associated with contract settlements and other requirements not budgeted in a specific program.

Budget figures for the year ending 31 March 2020 reflect the acquisition of tangible capital assets and amortization expense. These amounts are disclosed in the Main Estimates as a separate schedule.

NOTE 3   SPECIAL PURPOSE ACCOUNTS

Special Purpose Account revenue earned but not spent accumulates as a surplus in that account and may be spent in future years for the purposes specified. At 31 March 2020, the accumulated surplus in all Special Purpose Accounts totaled $127.3 million ($120.6 million 2019). This total is a component of net debt and accumulated deficit.

Descriptions of Major Special Purpose Accounts

CMHC

CMHC funding is used to provide funding for the operation of the programs that fall under the administration of the Social Housing Agreement. Fund revenues include interest earned on the fund, interest earned from second mortgages, and the cumulative excess of funding for social housing not spent to date. Expenditures from the fund are for approved CMHC program funding, any annual excess of which may be carried over for future program expenditures until the agreement expiration date in 2034. The accumulated surplus in CMHC funding at 31 March 2020 was $19.6 million ($19.4 million 2019).

Environmental Trust Fund

The Environmental Trust Fund provides financial assistance for eligible projects that are within the following categories: protection, restoration, sustainable development, conservation, education and beautification. Actual costs are reimbursed by the Environmental Trust Fund for eligible activities. The accumulated surplus as at 31 March 2020 was $30.9 million ($27.6 million 2019).

School District Self-Sustaining Accounts

Self-Sustaining Accounts record school district revenue and expenses for non-educational services such as the rental of school facilities, cafeteria operations and foreign student tuition fees. These special purpose accounts also record partnership activities with third parties to provide resources, services or grants to students. The accumulated surplus in school district self-sustaining accounts at 31 March 2020 was $52.6 million ($48.6 million 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The following table summarizes the change in the accumulated Special Purpose Account surplus:

	2019	2020 (millions)		
	Accumulated Surplus	Revenue	Expense	Accumulated Surplus
Archives Trust Account	$ 0.1	$ --	$ --	**$ 0.1**
Arts Development Trust Fund	--	0.7	0.7	**--**
Cannabis Education and Awareness Fund	0.3	0.8	0.1	**1.0**
CMHC	19.4	6.2	6.0	**19.6**
Drinking Driver Re-education Account	0.3	0.3	0.3	**0.3**
Environmental Trust Fund	27.6	11.2	7.9	**30.9**
Fish Stocking Fund	1.3	0.3	0.3	**1.3**
Fred Magee Account	0.4	--	--	**0.4**
Go NB	0.3	0.3	0.4	**0.2**
Health Services Liability Protection Plan	--	5.5	5.5	**--**
International Projects	--	0.3	0.3	**--**
Land Management Fund	7.6	0.9	1.8	**6.7**
Library Account	0.5	0.4	0.4	**0.5**
Municipal Police Assistance Fund	3.8	2.3	3.0	**3.1**
National Safety Code Agreement	--	0.2	0.2	**--**
Natural Resources and Energy Development Recoverable Projects	--	2.7	2.7	**--**
NB 911 Service Fund	2.6	5.3	5.2	**2.7**
Proceeds of Crime Trust Fund	0.9	0.6	0.5	**1.0**
Provincial Parks	0.4	--	0.1	**0.3**
Public/Private Partnership Projects	0.2	--	--	**0.2**
Renovation of Old Government House	0.3	--	--	**0.3**
School District Scholarship and Trusts	--	0.1	0.1	**--**
School District Self-Sustaining Accounts	48.6	55.4	51.4	**52.6**
Sport Development Trust Fund	--	0.5	0.5	**--**
Strait Crossing Finance Inc.	--	0.1	0.1	**--**
Trail Management Trust Fund	1.3	1.8	1.7	**1.4**
Training Recoverable Projects	2.6	3.0	3.1	**2.5**
Victim Services Account	0.7	2.9	2.8	**0.8**
Wildlife Trust Fund	1.4	1.2	1.2	**1.4**
	$ 120.6	$ 103.0	$ 96.3	**$ 127.3**

NOTE 4 SHORT TERM BORROWING

Short term borrowing is recorded at cost, which approximates market value. Short term borrowing consists of $1,146.1 million ($1,542.8 million 2019) in treasury bills with interest rates ranging from 1.14% - 1.84%, maturing between 2 April and 4 December 2020 and $3.1 million ($14.9 million 2019) of bank indebtedness with interest rates ranging from 3.65% - 7.45%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 5   OBLIGATIONS UNDER CAPITAL LEASES

The total future principal and interest payments for capital leases amount to $781.8 million ($868.0 million 2019). That amount includes $541.3 million ($586.0 million 2019) in principal and $240.5 million ($282.0 million 2019) in interest.

The lease agreements have terms of 10 to 30 years, with interest rates ranging from 4.4% to 8.8%. The most significant capital lease obligation relates to the Fredericton-Moncton Highway, with an obligation of $426.0 million, an interest rate of 6.4%, and a maturity date of November 2027.

Minimum annual principal and interest payments in each of the next five years are as follows:

Fiscal Year	(millions)
2020-2021	$ 92.1
2021-2022	$ 91.0
2022-2023	$ 89.8
2023-2024	$ 87.7
2024-2025	$ 86.8

NOTE 6   GOVERNMENT BUSINESS ENTERPRISES

A government business enterprise is an organization accountable to the Legislative Assembly that has the power to contract in its own name, has the financial and operating authority to carry on a business, sells goods and services to customers outside the Provincial Reporting Entity as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside the Provincial Reporting Entity.

The following is a list of government business enterprises, and their fiscal year ends, which are included in the Provincial Reporting Entity as listed in Schedule 30 to these Consolidated Financial Statements.

New Brunswick Liquor Corporation (NB Liquor)	29-03-2020
New Brunswick Municipal Finance Corporation (NBMFC)	31-12-2019
New Brunswick Power Corporation (NB Power)	31-03-2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The following table presents condensed financial information for these government business enterprises.

	NB Liquor	NBMFC	NB Power	Total
		(millions)		
Assets				
Cash and Equivalents	$ 0.2	$ 0.6	$ 3.0	$ 3.8
Receivables	44.4	2.7	279.0	326.1
Prepaids	1.8	--	17.0	18.8
Inventories	37.1	--	223.0	260.1
Derivative Assets	--	--	46.0	46.0
Fixed Assets	13.7	--	4,679.0	4,692.7
Long Term Assets	--	--	755.0	755.0
Regulatory Assets	--	--	872.0	872.0
Long Term Notes Receivable	--	934.2	--	934.2
Right-of-use Assets	56.4	--	--	56.4
Other Assets	--	--	1.0	1.0
Sinking Fund Receivable	--	--	593.0	593.0
Intangible Assets	5.6	--	49.0	54.6
Total Assets	$ 159.2	$ 937.5	$ 7,517.0	$ 8,613.7
Liabilities				
Payables	$ --	$ 2.7	$ 337.0	$ 339.7
Currrent Liabilities	34.5	--	1,160.0	1,194.5
Deferred Liabilities	--	--	1,280.0	1,280.0
Other Long Term Liabilities	2.2	--	--	2.2
Long Term Lease Liabilities	54.8	--	2.0	56.8
Long Term Debt	--	934.2	4,447.0	5,381.2
Total Liabilities	91.5	936.9	7,226.0	8,254.4
Equity				
Retained Earnings	67.7	0.6	473.0	541.3
Accumulated Other Comprehensive Loss	--	--	(182.0)	(182.0)
Total Equity	67.7	0.6	291.0	359.3
Total Liabilities and Equity	$ 159.2	$ 937.5	$ 7,517.0	$ 8,613.7
Net Income				
Revenue	$ 452.3	$ 31.6	$ 1,924.0	$ 2,407.9
Expenses	(278.4)	(0.4)	(1,671.0)	(1,949.8)
Interest and Related Expense	--	(31.3)	(269.0)	(300.3)
Net Income (Loss)	$ 173.9	$ (0.1)	$ (16.0)	$ 157.8
Accumulated Other Comprehensive Loss				
Accumulated Other Comprehensive Loss, Beginning of Year	$ --	$ --	$ (113.0)	$ (113.0)
Other Comprehensive Loss	--	--	(69.0)	(69.0)
Accumulated Other Comprehensive Loss, End of Year	$ --	$ --	$ (182.0)	$ (182.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The financial information of government business enterprises is prepared according to the accounting standards applicable to each reporting entity, using accounting policies that are appropriate for the industry segment in which they operate. These accounting policies may not be consistent with accounting policies used by other organizations under the Provincial Reporting Entity.

Effective 1 April 2019, NB Liquor and NB Power adopted International Financial Reporting Standard 16 Leases, which replaced International Accounting Standard 17. The initial impact of applying this new standard was recognized as adjustments of $(4.3) million and $(1.0) million to opening retained earnings in their respective financial statements. These adjustments have been reflected prospectively in the Consolidated Statement of Operations of the Province.

New Brunswick Liquor Corporation

New Brunswick Liquor Corporation was established under the *New Brunswick Liquor Corporation Act*. Its business activity is the purchase, distribution and sale of alcoholic beverages throughout the Province of New Brunswick. Transactions between NB Liquor and the Province in the normal course of operations were deemed insignificant to the financial statements. NB Liquor's financial statements are prepared in accordance with International Financial Reporting Standards.

Subsequent to the NB Liquor's 29 March 2020 year end, payments were made by the Province in the amount of $1.2 million. This has been reflected in the Consolidated Financial Statements of the Province.

New Brunswick Municipal Finance Corporation

New Brunswick Municipal Finance Corporation was established under the *New Brunswick Municipal Finance Corporation Act*. Its purpose is to provide financing for municipalities and municipal enterprises through a central borrowing authority. Its financial statements are prepared in accordance with International Financial Reporting Standards.

As at 31 December 2019, $647.2 million ($568.1 million 2018) of NBMFC's outstanding debt was held by funds administered by the Province. Of that total, $643.2 million ($554.0 million 2018) was purchased directly by those funds. The Province is guarantor of all debt issued by NBMFC. NBMFC paid the Province a fee of $0.3 million in 2019 ($0.3 million 2018) to administer funds on its behalf.

NBMFC's principal payments on the total outstanding debenture debt are as follows:

Year Ending	(millions) Principal Repayment
December 31, 2020	$ 140.7
December 31, 2021	145.9
December 31, 2022	82.7
December 31, 2023	83.1
December 31, 2024 and thereafter	489.1
Unamortized discount	(7.3)
Total Debenture Debt	$ 934.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

New Brunswick Power Corporation

New Brunswick Power Corporation was established as a Crown Corporation of the Province in 1920 by enactment of the *New Brunswick Electric Power Act*. In 2004, New Brunswick Power Corporation continued as New Brunswick Power Holding Corporation with new subsidiary operating companies (collectively the NB Power Group of Companies). On 1 October 2013, by enactment of the *Electricity Act*, the New Brunswick Power Group of Companies became a single, integrated Crown Corporation. NB Power's purpose is to generate, purchase, transmit, distribute and sell electricity. Its financial statements are prepared in accordance with International Financial Reporting Standards.

Prior to the above noted amalgamation on 1 October 2013, the financial results of the New Brunswick Power Group of Companies were recorded in the New Brunswick Electric Finance Corporation (NBEFC) using the modified equity method, with any unrealized intercompany gains or losses being eliminated upon consolidation. NBEFC's financial results were then consolidated with those of the Province, also using the modified equity method.

Over the period 2009 – 2013, NBEFC's net income was reduced by $153.1 million of unrealized intercompany gains related to expenses deferred under the rate regulatory accounting practice used by the New Brunswick Power Group of Companies. Due to the subsequent amalgamation of the New Brunswick Power Group of Companies and NBEFC, the Province is recognizing the total amount of $153.1 million in net income over the 27 year estimated useful life of Point Lepreau. For the fiscal year ended 31 March 2020, $5.7 million was amortized into the Province's income. On the Consolidated Statement of Financial Position, the Province's investment in NB Power has been reduced by the remaining amount of the regulatory deferral ($111.3 million).

The amount of $593.0 million shown as sinking fund receivable on NB Power's financial statements is due from the Province. The amount of $4,447.0 million shown as long term debt has been borrowed by the Province. For 2020, NB Power made payments to the Province for property taxes, utility taxes and right of way taxes totaling $47.0 million ($45.0 million 2019). NB Power's current liabilities include $378.0 million for the current portion of long term debt. Its long term debt principal repayment schedule is as follows:

Year Ending	(millions) Principal Repayment
March 31, 2022	$ 400.0
March 31, 2023	242.0
March 31, 2024	300.0
March 31, 2025	50.0
March 31, 2026 and thereafter	3,425.0
Unamortized premiums	30.0
Total Long Term Debt	$ 4,447.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 7   TANGIBLE CAPITAL ASSETS

Tangible capital assets include acquired, built, developed and improved tangible assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

Certain assets which have historical or cultural value, including works of art, historical documents and historical and cultural artifacts are not recognized as tangible capital assets. Land used as a site for a historical collection has been valued at $1. Intangibles and items inherited by right of the Crown, such as inherited Crown lands, forests and mineral resources, are not recognized in the Consolidated Financial Statements because the costs, benefits and economic value of such items cannot be reasonably and verifiably quantified. Assets under construction are not amortized until the asset is available to be put into service.

Calculation of opening balances include, where available, acquisition totals reported in Public Accounts from 1973 to 2004. Surfacing costs have been segregated starting in 2005. Prior to 2005, these costs were included in roads, highways and bridges.

Tangible capital assets are amortized on a straight-line basis over their estimated useful lives as noted in the table that follows. One-half of the annual amortization is charged in the year of acquisition and in the year of disposal.

Included in the closing costs of the various asset classes as of 31 March 2020 are costs for assets under construction, which are not amortized. These costs are: buildings and land improvements ($302.7 million); roads, bridges, and highways ($156.6 million); water management systems ($3.0 million); computer hardware ($1.3 million) and computer software ($11.7 million). Also included in the closing costs are capital lease amounts as follows: buildings and land improvements (cost $228.0 million and accumulated amortization of $56.4 million); roads, bridges and highways (cost $843.0 million and accumulated amortization $311.9 million); and vehicles and equipment (cost $36.2 million and accumulated amortization $14.5 million). Contributed roads totaling $1.4 million were acquired during the year and have been included in the closing cost of roads, bridges, and highways as of 31 March 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

(millions)

	Land	Buildings and Land Improvements	Machinery and Equipment	Ferries and Landings	Vehicles and Mobile Heavy Equipment	Roads, Bridges and Highways	Dams and Water Management Systems	Computer Hardware and Software	2020 Total	2019 Total
Estimated Useful Life (Years)	Indefinite	20-40	5-15	40-50	5-20	20-50	20-50	5-15		
Cost										
Opening Costs	$ 383.7	$ 5,230.1	$ 821.2	$ 143.9	$ 262.4	$ 9,661.7	$ 58.2	$ 226.8	**$ 16,788.0**	$ 16,223.4
Additions	1.1	150.5	38.2	6.4	20.6	230.3	2.7	14.7	**464.5**	671.4
Disposals	--	(10.4)	(5.9)	--	(15.4)	--	--	(0.5)	**(32.2)**	(66.8)
Adjustments	--	(0.6)	(7.6)	--	--	--	--	(0.6)	**(8.8)**	(27.3)
Impairments	(0.3)	(3.2)	(0.7)	(5.6)	--	--	--	--	**(9.8)**	(12.7)
Closing Costs	384.5	5,366.4	845.2	144.7	267.6	9,892.0	60.9	240.4	**17,201.7**	16,788.0
Accumulated Amortization										
Opening Accumulated Amortization	--	2,375.3	619.2	29.0	160.8	4,244.9	9.3	151.5	**7,590.0**	7,177.9
Amortization	--	136.2	40.7	3.6	17.5	290.3	1.9	18.4	**508.6**	496.1
Disposals	--	(0.7)	(5.7)	--	(14.2)	--	--	(0.5)	**(21.1)**	(56.6)
Adjustments	--	(1.0)	(6.9)	--	(0.2)	--	--	(0.6)	**(8.7)**	(27.4)
Closing Accumulated Amortization	--	2,509.8	647.3	32.6	163.9	4,535.2	11.2	168.8	**8,068.8**	7,590.0
Net Book Value	$ 384.5	$ 2,856.6	$ 197.9	$ 112.1	$ 103.7	$ 5,356.8	$ 49.7	$ 71.6	**$ 9,132.9**	$ 9,198.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 8   BORROWING AUTHORITY

a) Balance of Borrowing Authority under the Provincial Loans Act

The balance of borrowing authority granted under the *Provincial Loans Act* is as follows:


(millions)


	Balance 2019		Authority Granted During the Year		Borrowing During the Year		Balance 2020
Loan Act 2012	$	25.3	$	--	$	--	$	**25.3**
Loan Act 2016		10.2		--		--		**10.2**
Loan Act 2018		255.2		--		255.2		**--**
Loan Act 2020		--		300.0		--		**300.0**
	$	290.7	$	300.0	$	255.2	$	**335.5**

Under the authority of section 2 of the *Provincial Loans Act*, the maximum temporary indebtedness of the Province is $3,000.0 million. At 31 March 2020, the short term borrowing of the Province was $1,146.1 million ($1,542.8 million 2019).

Under the authority of subsection 3(1) of the *Provincial Loans Act*, the Province may borrow sums required for the repayment, refinancing or renewal of securities issued or for the payment of any loan or liability, repayment of which is guaranteed by the Province. This authority is in addition to the authorities listed above.

b) Borrowing by New Brunswick Municipal Finance Corporation

NBMFC has authority under the *New Brunswick Municipal Finance Corporation Act* to provide financing for municipalities and municipal enterprises. The Province guarantees the debt of NBMFC. As at 31 December 2019, its long term debt was $934.2 million ($942.4 million 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 9   FUNDED DEBT

The following is a maturity schedule for the total amount of the Province's funded debt.

					(millions)		
Fiscal Year of Maturity	**Interest Rate (%) Range**	**Currency**	**Amount**		**Total Funded Debt**	**NB Power**	**Funded Debt for Provincial Purposes**
2020-2021	0.0 - 6.8	CAD	1,418.1	$	1,418.1	$ (165.0)	$ 1,253.1
	9.8	USD	200.0		261.7	(212.8)	48.9
					1,679.8	(377.8)	1,302.0
2021-2022	3.0 - 6.7	CAD	1,061.4		1,061.4	(400.0)	661.4
2022-2023	1.6 - 6.5	CAD	973.2		973.2	(100.0)	873.2
	2.5 - 8.8	USD	700.0		873.7	(141.9)	731.8
					1,846.9	(241.9)	1,605.0
2023-2024	2.9 - 6.1	CAD	1,171.2		1,171.2	(300.0)	871.2
	Floating	CAD	250.0		250.0	--	250.0
					1,421.2	(300.0)	1,121.2
2024-2025 & beyond	1.8 - 6.3	CAD	14,703.7		14,703.7	(3,475.0)	11,228.7
	3.6	USD	500.0		641.0	--	641.0
	0.1 - 0.3	CHF	925.0		1,242.7	--	1,242.7
	1.8	EUR	105.0		157.5	--	157.5
					16,744.9	(3,475.0)	13,269.9
Total Funded Debt					22,754.2	(4,794.7)	17,959.5
Add: CMHC Debentures (Maturity date: 2020 - 2030)	1.0 - 10.0				38.7	--	38.7
Add: Nursing Home Loans (Maturity date: 2020 - 2038)	0.9 - 10.0				403.9	--	403.9[1]
Less: Debt Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd.					0.1	--	0.1
Funded Debt Before Sinking Fund					23,196.7	(4,794.7)	18,402.0
Less: Sinking Fund Equity					5,750.9	(593.6)	5,157.3
Funded Debt Net of Sinking Fund Equity					$ 17,445.8	$ (4,201.1)	$ 13,244.7

[1]$122.9 million in Nursing Home Loans is secured by land and buildings.

Pursuant to section 14 of the *Provincial Loans Act*, the Minister of Finance and Treasury Board maintains a General Sinking Fund for the repayment of funded debt either at maturity or upon redemption in advance of maturity. At 31 March 2020, the equity of the General Sinking Fund accumulated for the repayment of Provincial debt was $5,157.3 million ($4,776.4 million 2019). The market value of General Sinking Fund is $5,854.4 million ($5,414.2 million 2019). The market value is based on quoted market prices in active markets. Where quoted prices in active markets are not available, valuation techniques based observable inputs are used. Some of the assets of this Fund are bonds and debentures issued or guaranteed by the Province. The net book value of these investments at 31 March 2020 was $1,689.1 million ($1,672.3 million 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The following table shows the components of the Sinking Fund:

	Consolidated Fund	NB Power	Total
	(millions)		
Fund Equity, beginning of year	$ 4,776.4	$ 561.9	$ **5,338.3**
Sinking Fund Earnings	204.7	43.4	**248.1**
Installments	176.2	48.8	**225.0**
Paid for Debt Retirement	--	(60.5)	**(60.5)**
Fund Equity, end of year	$ 5,157.3	$ 593.6	$ **5,750.9**

Because government business enterprises are included in the reporting entity through modified equity accounting, long term debt issued directly by those enterprises is not included in the amount of funded debt for provincial purposes. Note 6 to these Consolidated Financial Statements discloses the long term debt obligations of government business enterprises.

The following amounts, which are payable swap agreements, have been included in the preceding funded debt maturity schedule. They have been reflected in that schedule in the currency payable per each financial swap agreement.

	(millions)		
Fiscal Year of Maturity	**Amount Payable in Original Currency**	**Amount Payable Per Financial Swap Agreement**	**Canadian Dollar Equivalent**
2020-2021	USD 50.0	CAD 48.9	$ **48.9**
2022-2023	USD 600.0	CAD 731.8	**731.8**
2027-2028	USD 500.0	CAD 641.0	**641.0**
2028-2029	CHF 300.0	CAD 394.1	**394.1**
2031-2032	CHF 400.0	CAD 548.0	**548.0**
2032-2033	CHF 100.0	CAD 133.6	**133.6**
2039-2040	CHF 125.0	CAD 167.0	**167.0**
2047-2048	EUR 105.0	CAD 157.5	**157.5**
			$ **2,821.9**

The swap agreements are interest rate and currency swap agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The CMHC Debentures principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment
2020-2021	$ 8.7
2021-2022	$ 6.9
2022-2023	$ 6.1
2023-2024	$ 5.2
2024-2025 and thereafter	$ 11.8

The Nursing Home Loans principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment
2020-2021	$ 50.2
2021-2022	$ 30.9
2022-2023	$ 26.9
2023-2024	$ 25.3
2024-2025 and thereafter	$ 270.6

The following estimated payments are required in each of the next five years to meet the sinking fund provisions of existing debt:

	(millions)		
Fiscal Year	Total Installments on Debt	NB Power	Installments on Provincial Purpose Debt
2020-2021	$ 229.2	$ (48.0)	$ 181.2
2021-2022	$ 211.5	$ (44.2)	$ 167.3
2022-2023	$ 200.4	$ (40.2)	$ 160.2
2023-2024	$ 181.5	$ (37.9)	$ 143.6
2024-2025	$ 167.3	$ (34.9)	$ 132.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 10 DEBT CHARGES

The total cost of interest, exchange, amortization and related expenses is $478.7 million ($498.0 million 2019), which consists of:

	(millions)	
	2020	2019
Interest on Funded Debt	$ **824.3**	$ 814.9
Interest on Short Term Borrowing	**24.1**	23.4
Short Term Investment Income	**(55.8)**	(50.8)
Interest on Fredericton – Moncton Highway Capital Lease	**30.8**	33.7
Interest on Other Capital Leases	**6.1**	6.6
Foreign Exchange Expense	**(7.2)**	(5.0)
Amortization of Discounts and Premiums	**5.9**	8.6
Other Expenses	**0.7**	0.9
	828.9	832.3
Interest Recovery for Debt Incurred for NB Power	**(186.4)**	(184.0)
Service of the Public Debt	**642.5**	648.3
Sinking Fund Earnings	**(204.7)**	(195.5)
	437.8	452.8
Pension Interest	**11.5**	14.6
Interest on Debt to Finance Student Loan Portfolio	**10.9**	10.0
Interest on CMHC Debentures	**1.6**	3.0
Interest on Nursing Home Debt	**16.9**	17.6
	$ **478.7**	$ 498.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 11 RETIREMENT BENEFITS

a) Description

Employees of the Province and certain other entities, as well as members of the Legislative Assembly, are entitled to receive retirement benefits under a number of plans. The following is a summary of the funding and member benefits. Complete plan descriptions are contained in the specific plan documentation.

Defined Benefit Pension Plans

Eligible non-teaching employees of school districts participate in the Pension Plan for Management Employees of New Brunswick School Districts (Sch-Mgt), the Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts (GLTS), or the Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts (CUPE 2745). Each plan provides a basic pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute up to 6.5% of earnings to the CUPE 2745 plan and up to 7.0% of earnings to the GLTS plan. There are no current contributors to the Sch-Mgt plan as it has been curtailed. The Province contributes an amount as determined by the actuary to fund the benefits of the GLTS plan. The Province contributes 142.4% of employee contributions for the CUPE 2745 plan, in accordance with the Collective Agreement. Pension trust funds, distinct from the Consolidated Fund, exist for each plan. The GLTS and CUPE 2745 trust funds invest in fixed income securities and equities. The Sch-Mgt trust fund invests in various fixed income, equity, inflation linked, and alternative investment pooled funds.

Provincial Court Judges receive pension benefits under the *Provincial Court Act* and the *Provincial Court Judges' Pension Act* (Judge). The basic pension benefit is based on years of service and salary, along with capped annual inflation protection. Judges contribute 8.0% of earnings, and the Province contributes an amount as determined by the actuary to fund the benefits. A pension trust fund, distinct from the Consolidated Fund, exists to fund a portion of the benefits. The remaining portion of the benefits payable to the Judges is paid from the Consolidated Fund. The trust fund invests in various fixed income, equity, inflation linked, and alternative investment pooled funds.

Members of the Legislative Assembly (MLA) previously earned pension benefits under the *Members' Superannuation Act* and *Members' Pension Act* (Member). These plans have been curtailed. The Plans provide a pension benefit based on salary and number of years of service as a Minister, and average indemnity and number of sessions served as an MLA plus additional supplementary allowances. There is no segregated pension trust fund for these plans. The Province pays benefits as they become due out of the Consolidated Fund.

Certain pension benefits relating to early retirement initiatives, enhanced provisions for Deputy Ministers and Ministers, and benefits on salary in excess of the maximum salary covered under the New Brunswick Public Service Pension Plan are provided for under the Supplementary Retirement Plan (SERP). The excess employer and employee contributions relating to the New Brunswick Public Service Pension Plan are deposited into a Retirement Compensation Arrangement, which was established in 2015 to receive contributions and pay benefits. As at 31 March 2020, $37.1 million has been deposited into the account. Benefit payments are currently being paid out of the Consolidated Fund.

Certain eligible employees of nursing homes participate in either the Pension Plan for Management Employees' of New Brunswick Nursing Homes (NH-Mgt) or the Pension Plan for Nursing and Paramedical Employees' of New Brunswick Nursing Homes (NH-N&P). The Plans provide a pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute 5.8% of earnings up to year's maximum pensionable earnings (YMPE) and 7.5% of earnings in excess of YMPE to the NH-Mgt plan, and 5.3% of earning up to YMPE and 7.0% of earnings in excess of YMPE to the NH-N&P plan. The nursing homes contribute an amount required, as determined by the actuary, to fund the benefits. Pension trust funds, distinct from the Consolidated Fund, exist for each plan. The trust funds invest in fixed income securities, equities, and alternative investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Certain eligible employees of nursing homes participate in the Pension Plan for General and Service Employees' of New Brunswick Nursing Homes (NH-G&S). A future annual pension benefit accrues to employees as they provide service based on a percentage of salary, and is subject to capped inflation protection from the time it is earned. Employees contribute 6.5% of earnings up to YMPE and 9.03% of earnings in excess of YMPE toward current service, and the nursing homes are required to match this contribution. If special payments are required, regulations specify that they are to be shared equally by employees and employers, and that the amount cannot exceed 25% of the current service cost contribution. Additional amortization payments related to an unfunded liability that existed at 30 June 2008 are currently being paid by the employer. A pension trust fund, distinct from the Consolidated Fund, exists for the plan. The trust fund invests in fixed income securities, equities, and alternative investments.

Defined Contribution Pension Plans

Eligible part-time, seasonal and contract employees of the Province may participate in the Pension Plan for Part-Time and Seasonal Employees (Part-time). Employees may contribute 2.0%, 3.25%, or 4.5% of earnings. The Province matches the employee contribution, and has no further benefit obligation. The contributions, along with earnings, are attributed to separate member accounts which are used to fund the future retirement benefit.

Target Benefit Pension Plans

The Shared Risk Plan for CUPE Employees of New Brunswick Hospitals (H-CUPE), Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals (H-CBE), New Brunswick Public Service Pension Plan (NBPSPP), and the New Brunswick Teachers' Pension Plan (NBTPP) are target benefit pension plans providing pension benefits to employees of the Province and certain other entities.

Each plan is governed by a Board of Trustees to which the Province has appointed one-half of the members. Once appointed, the Province does not have the right to remove a trustee. The boards are fully responsible for the management of the plans, including investment of the assets and administration of the plan. Each plan has a funding policy which outlines actions the Board of Trustees must take in the event the plan is not fully funded based on actuarial valuations. The required actions and timing differ from plan to plan and include adjustment of ancillary benefits including CPI adjustments, adjustment of employer and employee contributions and adjustment of base pension benefits. The funding policy also prescribes the required actions when these plans return to a funded position. The Plans are jointly funded by employees and the Province. Contribution rates are prescribed by the pension plan Board of Trustees in accordance with the plan documents, which establish the maximum amounts by which the rates can be increased or decreased from the following contribution rates:

	Employee	**Employer**
NBPSPP	7.5% below YMPE, 10.7% above YMPE	12.0% (Includes temporary contribution of 0.75%)
NBTPP	10.0% below YMPE, 11.7% above YMPE	10.75% below YMPE, 12.45% above YMPE
H-CUPE	9.0%	10.1%
H-CBE	7.8%	7.8%

A targeted pension benefit, based on a percentage of salary, accrues to employees as they provide service. Subject to the terms of the funding policy, the benefit may be adjusted for inflation from the time it is earned. Future benefits and benefits already earned may be adjusted by the plans' Boards of Trustees, based on the funding status of each plan and in accordance with specified steps outlined in the funding policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The Province has guaranteed that retirement benefits for members of the NBPSPP will never be less than the base benefit level at the time of conversion. On conversion, the primary obligation for paying retirement benefits to the members of the former Public Service Superannuation Plan and the assets of this plan were transferred to the trustees of the NBPSPP. While the assets and primary obligation to pay benefits were transferred, should the NBPSPP Board of Trustees reduce benefits below base benefit level at conversion, the Province would have an obligation as a result of the guarantee. No guarantee has been provided to members of any other converted pension plan.

Separate pension trust funds exist for each of the plans. The NBPSPP and NBTPP trust funds invest in various fixed income, equity, inflation linked, and alternative investment pooled funds. The H-CUPE and H-CBE trust fund investment policies allow for investment in fixed income securities, equities, real estate and infrastructure.

Retirement Allowance Plan

The Province provides other employee future benefits in the form of a lump sum payment to eligible bargaining and non-bargaining employees at retirement. The payment is based on years of service to a maximum of 25 years and salary at retirement. This is an unfunded program, with no segregated assets to pay benefits. Effective 1 April 2011, the program has been discontinued for new entrants to the non-bargaining group of employees. For management and non-union employees with a continuous service date before 1 April 2011, the accumulation of retirement allowance credits was discontinued as of 31 March 2013. Eligible employees were provided with the option of a payout in lieu of retirement allowance or to defer their retirement allowance until retirement based on accumulated credits as of 31 March 2013 and salary upon retirement. For certain bargaining groups, the accumulation of retirement allowance credits will be discontinued with effective dates ranging from 31 March 2016 to 31 July 2020, depending on the bargaining group. Eligible employees have been provided with the option of a payout in lieu of retirement allowance, with some bargaining groups allowing employees to voluntarily receive their payout in lieu before the date of discontinuance.

b) Net Retirement Benefit Liability

For the defined benefit pension plans, the Province is liable for any excess of accrued pension benefits over pension fund assets, with the exception of NH-G&S which is accounted for as a joint defined benefit plan. The Province records only its share which is assessed at 50%. The target benefit plans are governed by an Agreement and Declaration of Trust, which restricts access to the plan assets. The Province records the value of plan net assets as nil when the plans are in a net asset position. When the plans are in a net obligation position, the Province records a liability for its share. The NBPSPP has been recorded at 100% using defined benefit accounting due to the pre-conversion base benefit guarantee. The NBTPP, H-CUPE, and H-CBE plans have been recorded at 50% using joint defined benefit accounting. Settlement of the obligation will occur in future periods as contributions maintain a fully funded plan status over time. For the defined contribution plan, the Province's obligation is limited to the contribution required for the period. A liability would only be recorded if the Province had not paid the required annual contribution. For the Retirement Allowance Plan, the Province is liable for the accrued benefit obligation.

As at 31 March 2020, the value of accrued benefits for all defined benefit pension plans exceeded the value of plan assets resulting in an actuarial benefit liability of $634.2 million ($588.2 million 2019). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(134.6) million ($(113.8) million 2019). A valuation adjustment of $14.3 million ($14.6 million 2019) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized adjustments and valuation allowance is $513.9 million ($489.0 million 2019). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The Province accounts for the NH-G&S plan as a joint defined benefit plan, where only the Province's portion of the net benefit liability is included in the amount reported on the Consolidated Financial Statement of Financial Position. The Province has also recorded an accrued benefit obligation for a schedule of amortization payments relating to an unfunded liability that existed as at 30 June 2008. Since the participating nursing homes and plan members share current service cost and special payments not related to the 30 June 2008 amortization schedule, the Province records 50% of the plan's accrued benefit obligation, net of the present value of the amortization payments, and 50% of total plan assets. As at 31 March 2020, the Plan had an actuarial benefit liability of $128.5 million ($60.5 million 2019). Included in the amounts reported under defined benefit plans above is $67.4 million ($34.6 million 2019) for the Province's share of the plan's actuarial benefit liability, and $27.5 million ($23.0 million 2019) for the Province's share of the plan's net benefit liability after unamortized adjustments of $(39.9) million ($(11.6) million 2019).

As at 31 March 2020, the value of the Province's share of accrued benefits for all target benefit pension plans exceeded the value of the plan assets resulting in an actuarial benefit liability of $540.5 million ($(114.4) million 2019). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(869.0) million ($(230.2) million 2019). A valuation adjustment of $550.1 million ($570.5 million 2019) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized adjustments and valuation allowance is $221.6 million ($225.9 million 2019). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

The value of accrued benefits in the Retirement Allowance Plan totals $387.1 million ($402.1 million 2019). The calculation of this liability includes estimates of future events which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(6.5) million ($8.2 million 2019). The net benefit liability after considering unamortized adjustments is $380.6 million ($410.3 million 2019).

The estimate of the Province's obligation for net pension and other employee future benefits is based on actuarial valuations for accounting purposes using the projected unit credit method, calculated as at the dates listed in section d). This method estimates the present value of retirement benefits associated with the period of employee service to the valuation date. In the years that accounting valuations are not prepared, the obligation is calculated by an extrapolation from the previous valuation. These actuarial valuations were based on a number of assumptions about future events, such as rates of return on assets, wage and salary increases and employee turnover and mortality disclosed in sections d) and e). Pension assets are measured at fair value. The obligation and assets of H-CUPE, H-CBE and the non-teaching school district plans (Sch-Mgt, GLTS, CUPE 2745) have been measured at 31 December. All other plans are measured at 31 March.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

c) Summary of Retirement Benefits Information

Retirement Benefit Liability and Expense (millions)

| | Pension Plans | | | | | | | | | | | | 2019 | Other Benefit Plans | 2019 |
| | 2020 | | | | | | | | | | | | | 2020 | |
	NBPSPP	NBTPP	Hospital Plans	School District Plans	Nursing Home Plans	SERP	Judges	Member	Part-Time	Ombud	Total	Total	Retirement Allowance	Retirement Allowance
Accrued benefit obligation beginning of year	$ 7,948.8	$ 2,713.3	$ 1,772.9	$ 634.0	$ 534.9	$ 326.5	$ 94.8	$ 61.0	$ --	$ --	$ 14,086.2	$ 13,527.7	$ 402.1	$ 399.5
Actuarial losses (gains)	(30.3)	34.2	4.8	(0.7)	(3.0)	5.8	(6.6)	0.5	--	--	4.7	105.6	17.0	2.0
Benefits accrued	194.1	54.8	66.2	17.1	22.1	11.5	4.4	--	--	--	370.2	357.9	27.2	33.8
Interest	462.6	161.2	101.3	32.8	32.2	9.7	3.9	2.0	--	--	805.7	777.6	11.4	13.0
Benefit payments	(411.9)	(151.3)	(66.7)	(30.9)	(32.9)	(15.4)	(3.0)	(3.4)	--	--	(715.5)	(682.6)	(70.6)	(46.2)
Accrued benefit obligation end of year	8,163.3	2,812.2	1,878.5	652.3	553.3	338.1	93.5	60.1	--	--	14,551.3	14,086.2	387.1	402.1
Plan assets beginning of year	8,004.5	3,015.7	1,529.2	463.0	517.6	30.4	52.0	--	--	--	13,612.4	13,050.3	--	--
Actuarial gains (losses)	(598.5)	(230.5)	79.1	24.9	(62.7)	--	(4.1)	--	--	--	(791.8)	12.3	--	--
Expected return on plan assets	467.7	180.3	88.0	23.6	31.4	--	3.2	--	--	--	794.2	763.1	--	--
Employer contributions	151.3	37.6	40.0	10.7	16.2	18.7	2.2	--	--	--	276.7	273.8	--	--
Employee contributions	104.7	34.4	39.9	4.8	9.4	3.4	0.6	--	--	--	197.2	192.2	--	--
Benefit payments	(411.9)	(151.3)	(66.7)	(30.9)	(32.9)	(15.4)	(3.0)	--	--	--	(712.1)	(679.3)	--	--
Plan assets end of year	7,717.8	2,886.2	1,709.5	496.1	479.0	37.1	50.9	--	--	--	13,376.6	13,612.4	--	--
Actuarial Benefit Liability	445.5	(74.0)	169.0	156.2	74.3	301.0	42.6	60.1	--	--	1,174.7	473.8	387.1	402.1
Unamortized Adjustments	(667.0)	(254.6)	52.6	(45.0)	(61.1)	(30.4)	3.3	(1.4)	--	--	(1,003.6)	(344.0)	(6.5)	8.2
Valuation Adjustment	221.5	328.6	--	--	14.3	--	--	--	--	--	564.4	585.1	--	--
Net Benefit Liability	$ --	$ --	$ 221.6	$ 111.2	$ 27.5	$ 270.6	$ 45.9	$ 58.7	$ --	$ --	$ 735.5	$ 714.9	$ 380.6	$ 410.3
Expense														
Employers' share of benefits earned	$ 45.6	$ 58.0	$ 66.3	$ 12.3	$ 20.5	$ 7.7	$ 3.8	$ --	$ 3.0	$ 0.2	$ 217.4	$ 210.8	$ 27.2	$ 33.8
Net interest	(5.1)	(19.1)	13.3	9.2	0.8	9.7	0.7	2.0	--	--	11.5	14.6	11.4	13.0
Amortization of adjustments	106.7	17.0	(3.9)	6.7	7.5	3.5	(0.6)	--	--	--	136.9	96.0	2.3	2.2
Change in valuation adjustment	(39.7)	19.3	--	--	(0.3)	--	--	--	--	--	(20.7)	28.3	--	--
Total retirement benefit expense	$ 107.5	$ 75.2	$ 75.7	$ 28.2	$ 28.5	$ 20.9	$ 3.9	$ 2.0	$ 3.0	$ 0.2	$ 345.1	$ 349.7	$ 40.9	$ 49.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

The defined benefit pension plans and target benefit pension plans have a combined actuarial pension liability of $735.5 million ($714.9 million 2019). This total includes plans that have assets in excess of the accrued benefit obligation. The plans with assets in excess of accrued benefit obligations have assets totaling $2,886.2 million ($11,020.2 million 2019) and an accrued benefit obligation totaling $2,812.2 million ($10,662.1 million 2019), resulting in net actuarial pension liability of $(74.0) million ($(358.1) million 2019).

The pension fund one-year rate of return as at 31 March 2020 for Judge is (1.46)% (7.53% 2019), NH-Mgt (6.20)% (4.01% 2019), NH-N&P (6.20)% (4.22% 2019), NH-G&S (5.95)% (4.31% 2019), NBPSPP is (1.54)% (7.19% 2019), and NBTPP (1.75)% (7.38% 2019).

The one-year rate of return as at 31 December 2019 for Sch-Mgt is 15.89% ((0.39)% 2018), GLTS 11.70% ((3.49)% 2018), CUPE 2745 11.60% ((3.29)% 2018), H-CUPE 11.30% (1.40% 2018) and H-CBE 11.35% (3.18% 2018).

As at 31 March 2020, NBPSPP, NBTPP, Sch-Mgt, NH-G&S, NH-N&P, NH-Mgt and Judge plans held a total of $61.2 million ($63.3 million 2019) in securities issued or guaranteed by the Province. These are measured at fair value.

As at 31 December 2019, H-CUPE, H-CBE, GLTS and CUPE 2745 plans held a total of $25.4 million ($23.4 million 2018) in securities issued or guaranteed by the Province. These are measured at fair value.

d) Actuarial Assumptions

Calculation of the Province's pension and other employee future benefit obligations and related expense is based on long term actuarial assumptions. Salary increase assumptions have been refined to include the short term.

The table below discloses the assumptions used in the actuarial valuations.

Plan	Date of Latest Actuarial Valuation	Discount Rate and Expected Rate of Return (%)	Inflation (%)	Rate of Pension Escalation after Retirement (%)	Annual Short Term Wage and Salary Increase (%)*	Annual Long Term Wage and Salary Increase (%)*
NBPSPP	01 Jan 2019	5.90	2.10	1.87	1.50	2.60
NBTPP	31 Aug 2019	6.00	2.10	1.58	1.50	2.60
H-CBE	31 Dec 2018	5.80	2.10	1.86	1.50	2.85
H-CUPE	31 Dec 2018	5.30	2.10	1.99	1.50	2.60
GLTS	01 Jan 2018	5.20	2.10	2.00	1.50	2.60
CUPE 2745	01 Jan 2018	5.20	2.10	2.00	5.00	2.60
Sch-Mgt	01 Jan 2017	2.76	1.30	1.30	1.50	1.80
NH-G&S	31 Dec 2018	6.10	2.10	2.00	1.50	2.60
NH-N&P	31 Dec 2018	6.10	2.10	2.10	1.50	2.60
NH-Mgt	31 Dec 2018	6.10	2.10	2.10	1.50	2.60
SERP	01 Jan 2017	2.76	1.30	1.16	1.50	1.80
Judge	01 Apr 2019	6.00	2.10	2 to 2.05	3.35	3.35
Member	31 Mar 2019	2.76	1.30	1.16	n/a	n/a
Retirement Allowance	31 Mar 2018	2.76	1.30	n/a	1.50	1.80

* excludes promotional scale

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

These assumptions, which are based on management's best estimate, have been used to determine the amount of the Province's obligation for pension and other employee future benefits outstanding and the value of benefits earned by employees during the fiscal year. Different assumptions have been used to determine the appropriate level of employee and employer contributions needed to fund the estimated cost of the plans.

e) Member Data

The following table lists data about the members of each plan.

Plan	Estimated Average Remaining Service Life (Years)	Number of Active Contributors	Number of Pensioners	Average Annual Salary of Contributors	Average Annual Pension
NBPSPP	16	18,502	16,536	$ 70,659	$ 21,701
NBTPP	16	8,413	9,450	$ 78,600	$ 32,800
H-CBE	15	8,707	3,220	$ 67,875	$ 19,821
H-CUPE	10	7,936	4,079	$ 42,100	$ 10,323
GLTS	8	1,943	1,824	$ 35,964	$ 11,959
CUPE 2745	9	646	543	$ 34,898	$ 8,473
Sch – Mgt	--	--	109	n/a	$ 12,536
NH-G&S	11	4,522	2,612	$ 33,148	$ 6,906
NH-N&P	9	560	394	$ 59,415	$ 11,129
NH-Mgt	8	211	267	$ 77,300	$ 13,000
SERP	13	395	3,194	$ 83,091	$ 4,493
Judge	9	29	30	$ 259,096	$ 56,398
Member					
Member	--	--	91	n/a	$ 27,386
Minister	--	--	52	n/a	$ 6,045

The Members' Pension Plan provides for a benefit based on years of service and salary as a Member and a benefit based on years of service and salary as a Minister. All Ministers are also included as a Member.

The average annual salary of contributors under the SERP relates to the amount in excess of the maximum salary covered under the NBPSPP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 12 SICK LEAVE LIABILITY

The Province of New Brunswick's employees working full-time and part-time hours in government departments and agencies, school districts and other agencies receive sick leave that is earned at varying amounts per group. Unused hours can be carried forward for future paid leave, up to predetermined maximum amounts. This is an unfunded program with no specific assets segregated to meet the obligations when they come due. Actuarial estimates for this future liability have been completed and form the basis for the estimated liability reported in these Consolidated Financial Statements. The latest actuarial valuation was calculated as at 31 March 2018 for government departments and agencies, and school district employees. The latest actuarial valuations were completed between 31 March 2018 and 1 January 2020 for employees of other agencies. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees, and experience of employees in the Province's health care sector.

For the year ended 31 March 2020, the total expense related to sick leave benefits was $36.7 million ($34.5 million 2019).

Significant economic and demographic assumptions used in the actuarial valuations are:

Discount Rate:	Equal to the Province's long term borrowing rate of 2.76% as at 31 March 2020, and 2.93% as at 31 March 2019.	
Expected Average Remaining Service Lifetime (Years):	8.7 to 14.0	
Salary Growth Rate:	Short term 1.5% to 1.8%	Long term 1.8% to 3.5%

The following table presents the liability at 31 March:

	(millions)					
	2020					2019
	Government Departments and Agencies	School Districts	Nursing Homes	Other Agencies	Total	Total
Accrued benefit obligation beginning of year	$ 53.2	$ 88.5	$ 19.1	$ 105.6	**$ 266.4**	$ 267.2
Actuarial losses	0.1	0.4	3.1	18.9	**22.5**	1.4
Benefits accrued	5.6	7.2	2.1	11.4	**26.3**	24.4
Interest	1.5	2.5	0.6	3.2	**7.8**	8.2
Benefit payments	(7.2)	(10.3)	(3.7)	(15.6)	**(36.8)**	(34.8)
Accrued benefit obligation end of year	53.2	88.3	21.2	123.5	**286.2**	266.4
Unamortized adjustments opening balance	5.2	(21.9)	(2.2)	(2.2)	**(21.1)**	(21.6)
New adjustments	(0.1)	(0.4)	(3.1)	(18.9)	**(22.5)**	(1.4)
Amortization	(0.4)	1.7	0.5	0.8	**2.6**	1.9
Unamortized adjustments ending balance	4.7	(20.6)	(4.8)	(20.3)	**(41.0)**	(21.1)
Total Benefit Liability	$ 57.9	$ 67.7	$ 16.4	$ 103.2	**$ 245.2**	$ 245.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Government Departments and Agencies include Opportunities New Brunswick and Service New Brunswick. Other agencies include Collège communautaire du Nouveau-Brunswick, EM/ANB Inc., Financial and Consumer Services Commission, Horizon Health Network, New Brunswick Community College, New Brunswick Legal Aid Services Commission, New Brunswick Research and Productivity Council, Recycle New Brunswick and Vitalité Health Network.

NOTE 13 GUARANTEES, LIABILITIES FOR CONTAMINATED SITES AND CONTINGENCIES

a) Guarantees

Loan Guarantees

The Province has guaranteed certain debt of entities external to the Provincial Reporting Entity under the authority of various statutes. Guarantees issued under the *Agricultural Development Act*, the *Opportunities New Brunswick Act*, and the *Livestock Incentives Act* are issued to facilitate the establishment, development or maintenance of industry in a variety of areas. Loans guaranteed under these acts have guarantee fees ranging from 0% to 1.5%, maturity dates ranging from 2010 to 2027, and security pledged by the loan recipient includes accounts receivable, inventory, other assets, general security agreements, shareholder loan postponements, and personal and corporate guarantees.

At 31 March 2020, the total contingent liability in respect of these guarantees was $18.2 million ($30.8 million 2019), of which the Province has recognized $12.0 million as a liability on the Consolidated Statement of Financial Position ($8.9 million 2019).

	Authorized Limit	Principal Guaranteed	Allowance for Loss (Schedule 8)
		(millions)	
Agricultural Development Act	$ 1.6	$ 1.6	$ 1.6
Opportunities New Brunswick Act	$ 31.1	16.5	10.4
Livestock Incentives Act	$ 0.1	0.1	--
		$ 18.2	$ 12.0

Other Guarantees

The Province guarantees the payment of principal and interest of any borrowing by New Brunswick Municipal Finance Corporation. In the event of a defaulted payment, the Province shall recover such amounts from the defaulting municipality or from the defaulting municipality that has provided the guarantee for the defaulting municipal enterprise. As of 31 December 2019, total debenture debt outstanding was $934.2 million ($942.4 million 2018).

New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC) provides deposit insurance to members of credit unions in New Brunswick to a maximum of $250,000 for each member. As of 31 March 2020, deposits of the credit unions totalled $1,070.0 million ($1,004.0 million 31 December 2018). In addition, NBCUDIC has guaranteed specific losses up to $2.0 million.

One nursing home has guaranteed the debt of a related party. As at 31 March 2019, the guarantee totalled $0.6 million ($0.7 million 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

b) Contaminated Sites

The Province recognizes a liability for the remediation of a contaminated site when the Province is responsible for remediation of the site and the cost of remediation can be reasonably estimated. In 2020, a liability of $43.5 million ($44.0 million 2019) has been accrued for the remediation of contaminated sites. This liability includes the net present value of $0.9 million of remediation costs to be incurred over the next five years. The net present value was calculated using a discount rate equal to the Province's five-year borrowing rate of 1.70% as at 31 March 2020. The liability is based on management's best estimate of the cost of remediation, using environmental assessment information available as at 31 March 2020. No liability has been recognized in relation to sites in which the Province does not expect to give up any future economic benefit, or where there is no basis for a reasonable estimate of the cost of remediation. The estimated liability will be updated in future periods as new information becomes available.

The liability for contaminated sites is recognized in the Consolidated Statement of Financial Position under accounts payable and accrued expenses.

The following table discloses the total liability by nature and source:

Types of Sites	Nature of Contaminate	Source of Contamination	Number of Sites	Liability (millions)	Estimated Recovery
Office/ Commercial/ Industrial	Metals, petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with the operations of the office, commercial or industrial facility could result in contamination from fuel storage or handling, waste sites, use of metal-based paint, etc. Sites often have multiple sources of contamination.	16	$ 5.0	$ --
Mineral Exploration Sites	Heavy metals, petroleum hydrocarbons, etc.	Mining activities; activities associated with mine operations e.g., fuel storage tanks, fuel handling, waste sites, etc. Sites often have multiple sources of contamination.	3	37.4	--
Fuel Related Practices	Petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with fuel storage and handling, e.g., aboveground storage tanks, underground storage tanks, fuel handling areas, pipelines, fueling stations, etc.	56	1.1	--
Total			75	$ 43.5	$ --

An additional environmental liability of $12.0 million has been accrued by NB Power. The liability is reflected in the investment in NB Power in Schedule 6.

c) Contingencies

Insurance

The Province does not carry general liability insurance or property insurance on its assets except in a few limited instances. Any successful liability claims against the Province and any replacement of lost or damaged property are charged to expense in the year of settlement or replacement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Legal Actions

The Province of New Brunswick is involved in various legal proceedings arising from government activities. Amounts totalling $22.1 million ($31.2 million 2019) have been accrued in these Consolidated Financial Statements which represents management's best estimate of the likely losses due to legal actions. The Province of New Brunswick is also involved in various legal actions, some of which may be significant, the outcome of which is not determinable.

The Province of New Brunswick has made claims against several companies in the tobacco industry pursuant to the *Tobacco Damages and Health Care Costs Recovery Act*. The amount of the potential recovery cannot be reasonably estimated.

New Brunswick Credit Union Deposit Insurance Corporation is involved in a legal action. Management estimates that contingent gains are likely to accrue to the Province, but these cannot be reasonably estimated.

NOTE 14 COMMITMENTS

a) Operating Leases

The total future minimum payments under various operating lease agreements, including those of government business enterprises for the rental of space and equipment, amounts to $265.7 million ($377.8 million 2019). Minimum annual lease payments in each of the next five years are as follows:

Fiscal Year	(millions)
2020-2021	$ 62.1
2021-2022	$ 50.6
2022-2023	$ 39.8
2023-2024	$ 29.1
2024-2025	$ 22.2

NB Power has also entered into various agreements related to the purchase and transmission of electricity.

b) Contractual Obligations

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met.

The nature of the Province's activities results in significant multi-year contracts and obligations. The Province currently has outstanding contractual commitments of $7,052.3 million. Significant commitments and agreements are as follows:

	(millions)
Departments	$ 2,914.9
Other Government Entities	$ 2,013.4
Government Business Enterprises	$ 2,124.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Significant commitments and agreements include:

Departments

	(millions)					
	2021	**2022**	**2023**	**2024**	**2025+**	**Totals**
Agriculture, Aquaculture & Fisheries						
Canadian Agricultural Partnership	$ 6.8	$ 6.8	$ 6.8	$ --	$ --	$ 20.4
Atlantic Fisheries Fund	6.1	6.1	6.1	6.1	--	24.4
Various agreements	1.1	0.5	0.5	0.3	0.3	2.7
Education and Early Childhood Development						
Various agreements	10.7	3.9	1.3	1.2	0.3	17.4
Environment and Local Government						
Financial Assistance	10.4	--	--	--	--	10.4
Health						
Various Health Care Services	22.2	9.9	3.7	2.9	0.8	39.5
Justice and Office of the Attorney General						
Various agreements	2.8	2.7	--	--	--	5.5
Natural Resource and Energy Development						
Various agreements	7.1	2.8	1.2	0.3	0.3	11.7
Post-Secondary Education Training and Labour						
Maritime Provinces Higher Education Commission Agreements	250.8	30.2	30.5	30.6	25.2	367.3
Employment and Continuous Learning Services - Various	28.3	--	--	--	--	28.3
Apprenticeship	0.7	--	--	--	--	0.7
Public Safety						
Public Police Service Agreement	87.5	87.5	87.5	87.5	787.5	1,137.5
Various agreements	4.9	4.8	4.8	4.9	4.9	24.3
Social Development						
Nursing Home Services	51.6	58.0	51.3	52.3	707.4	920.6
Youth Group Homes	26.5	26.6	--	--	--	53.1
Adult Developmental Activities, Programs & Training	1.3	1.3	--	--	--	2.6
Tourism, Heritage and Culture						
Various agreements	0.7	0.1	0.1	--	--	0.9
Transportation and Infrastructure						
Various Capital Projects	55.4	20.5	5.4	1.4	1.9	84.6
Fundy Islands Ferry Services Project Operations Agreement	20.9	21.4	21.9	22.5	70.8	157.5
Permanent Bridges and Highways	5.5	--	--	--	--	5.5
Total	**$ 601.3**	**$ 283.1**	**$ 221.1**	**$ 210.0**	**$ 1,599.4**	**$ 2,914.9**

In addition to the above, through the Department of Agriculture, Aquaculture and Fisheries, the Province has commitments to the Government of Canada under the Canadian Agricultural Partnership, where the Province provides 24% - 40% of program payments to clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Other Government Entities

		(millions)				
	2021	**2022**	**2023**	**2024**	**2025+**	**Totals**
Collège communautaire du Nouveau-Brunswick						
Various agreements	$ 0.3	$ 0.1	$ --	$ --	$ --	$ 0.4
EM/ANB Inc.						
Management of Ambulance Services	32.7	32.7	32.7	32.7	93.5	224.3
Extra-Mural Program in New Brunswick	2.9	2.9	2.9	2.9	10.8	22.4
New Brunswick Highway Corporation						
Maintenance and Rehabilitation of the Fredericton to Moncton Highway	23.0	14.5	15.8	59.4	188.4	301.1
Maintenance and Rehabilitation of the Trans-Canada Highway from the Quebec border to Longs Creek	25.0	25.6	26.1	26.7	276.6	380.0
Maintenance and Rehabilitation of the Route 1 Gateway	23.4	23.9	24.5	25.0	492.9	589.7
Opportunities NB						
Financial Assistance	17.1	12.1	7.6	4.3	0.7	41.8
Regional Development Corporation						
Canada - New Brunswick Agreements	103.3	65.9	45.1	39.4	--	253.7
Fund Management and Administration	32.7	28.1	18.2	--	--	79.0
Regional Development Initiatives	29.6	3.1	--	--	--	32.7
Community Development Initiatives	4.5	2.0	1.7	--	--	8.2
Regional Health Authorities						
Various agreements	16.3	13.0	7.4	2.2	1.4	40.3
Service New Brunswick						
Enterprise Licenses	10.4	10.4	3.1	2.5	13.4	39.8
Total	$ 321.2	$ 234.3	$ 185.1	$ 195.1	$ 1,077.7	$ 2,013.4

Government Business Enterprises

	2021	**2022**	**2023**	**2024**	**2025+**	**Totals**
NB Power						
Fuel Contracts	$ 57.0	$ 64.0	$ 116.0	$ 116.0	$ 1,631.0	$ 1,984.0
Committed Capital	89.0	11.0	10.0	9.0	--	119.0
Other Commitments	10.0	6.0	5.0	--	--	21.0
Total	$ 156.0	$ 81.0	$ 131.0	$ 125.0	$ 1,631.0	$ 2,124.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 15 SEGMENT REPORTING

Note 15 is intended to provide supplementary information on the Province's revenue and expenses by segment. The segments have been defined based on the accountability and control relationships between the Government and the various organizations within the reporting entity. Although the government controls all the entities included, there are varying levels of accountability. The segments are defined as: Government Departments and Some Agencies; Regional Health Authorities; and Other Consolidated Entities. An Interaccount Eliminations column is added to eliminate double counting between columns and to reconcile to the Consolidated Statement of Operations. The extent of these items was $20.7 million in 2020 ($45.2 million 2019). Eliminations between the Province and entities impact asset and liability accounts with respect to tangible capital assets and deferred contributions from the Province. Transactions between segments are recorded at cost.

The Government Departments and Some Agencies segment represents the group most directly accountable to Treasury Board and Cabinet. The segment includes all line departments such as Health, Education and Early Childhood Development, and Transportation and Infrastructure as well as the following agencies: Arts Development Trust Fund, Atlantic Education International Inc., Economic and Social Inclusion Corporation, Environmental Trust Fund, Labour and Employment Board, New Brunswick Agricultural Insurance Commission, New Brunswick Highway Corporation, New Brunswick Housing Corporation, New Brunswick Lotteries and Gaming Corporation, New Brunswick Police Commission, New Brunswick Women's Council, Premier's Council on Disabilities, Regional Development Corporation, and Sport Development Trust Fund.

The Regional Health Authorities are disclosed separately due to the magnitude of their operations and the fact they are somewhat removed from day to day control of Treasury Board and Cabinet.

Other Consolidated Entities are also somewhat removed and independent with respect to day to day operations yet still controlled by government under the Public Sector Accounting Board's criteria for control. The organizations included in this segment are: NB Liquor, NBMFC, and NB Power. Also included are the following entities which are consolidated in the Province's financial statements: CMC, Collège communautaire du Nouveau-Brunswick, EM/ANB Inc., Financial and Consumer Services Commission, Forest Protection Limited, Kings Landing Corporation, New Brunswick Community College, NBCUDIC, New Brunswick Energy Solutions Corporation, New Brunswick Energy and Utilities Board, New Brunswick Health Council, New Brunswick Immigrant Investor Fund (2009) Ltd., New Brunswick Legal Aid Services Commission, New Brunswick Research and Productivity Council, Opportunities New Brunswick, Provincial Holdings Ltd., Recycle New Brunswick, Service New Brunswick and not-for-profit nursing homes operating in New Brunswick.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

(millions)

	Government Departments and Some Agencies		Regional Health Authorities		Other Consolidated Entities		Interaccount Eliminations		Consolidated Total	
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue										
Tax Revenue	$ 4,804.4	$ 4,742.0	$ --	$ --	$ --	$ --	$ --	$ --	$ 4,804.4	$ 4,742.0
Non Tax Revenue	912.0	952.8	117.4	118.6	263.1	258.0	--	--	1,292.5	1,329.4
Government Business Enterprises	--	--	--	--	158.2	194.7	--	--	158.2	194.7
Transfers Between Entities	5.5	5.5	1,860.4	1,790.4	921.4	934.3	(2,787.3)	(2,730.2)	--	--
Conditional Federal Grants	429.8	409.8	23.8	24.0	11.0	9.1	--	--	464.6	442.9
Unconditional Federal Grants	3,172.2	2,988.1	--	--	--	--	--	--	3,172.2	2,988.1
	9,323.9	9,098.2	2,001.6	1,933.0	1,353.7	1,396.1	(2,787.3)	(2,730.2)	9,891.9	9,697.1
Expense										
Employee Benefits	2,071.4	2,021.9	1,449.7	1,410.1	759.1	741.3	(40.7)	(24.6)	4,239.5	4,148.8
Operating Costs and Other Services	2,034.5	1,960.9	103.2	103.1	208.7	225.5	(62.1)	(73.0)	2,284.3	2,216.5
Grants and Subsidies	1,282.4	1,222.5	--	--	26.4	41.2	--	--	1,308.8	1,263.7
Debt and Other Charges	746.5	768.9	6.8	4.9	28.2	17.2	(0.1)	--	781.4	791.0
Materials and Supplies	230.5	237.2	414.2	389.4	68.5	64.8	(2.6)	(2.6)	710.6	688.8
Amortization	411.7	397.8	62.9	63.5	34.0	34.8	--	--	508.6	496.1
Property and Equipment	49.1	117.0	--	--	39.1	23.5	(78.2)	(120.9)	10.0	19.6
Transfers Between Entities	2,624.3	2,554.3	--	--	--	--	(2,624.3)	(2,554.3)	--	--
	9,450.4	9,280.5	2,036.8	1,971.0	1,164.0	1,148.3	(2,808.0)	(2,775.4)	9,843.2	9,624.5
Surplus (Deficit)	$ (126.5)	$ (182.3)	$ (35.2)	$ (38.0)	$ 189.7	$ 247.8	$ 20.7	$ 45.2	$ 48.7	$ 72.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 16 CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met.

The nature of the government's activities results in significant multi-year contracts and rights. The Province currently has outstanding contractual rights of $2,121.0 million. Significant agreements are as follows:

	(millions)
Departments	$ 1,187.1
Other Government Entities	$ 933.9

Significant contracts and agreements include:

Departments

	(millions)					
	2021	2022	2023	2024	2025+	Totals
Agriculture, Aquaculture and Fisheries						
Canadian Agricultural Partnership: Multilateral Framework Agreement	$ 3.8	$ 3.8	$ 3.8	$ --	$ --	$ 11.4
Education and Early Childhood Development						
Official Language in Education	15.1	15.1	15.1	--	--	45.3
Canada-New Brunswick Early Learning and Childcare Agreement	9.7	9.7	9.7	9.7	9.7	48.5
Native Student	6.9	--	--	--	--	6.9
Non-Resident Students	0.7	--	--	--	--	0.7
Executive Council Office						
Various Agreements	2.2	1.4	1.4	--	--	5.0
Health						
Health Canada	27.1	31.1	24.8	24.8	--	107.8
Canada Health Infoway	3.8	--	--	--	--	3.8
Various Agreements	0.3	0.2	0.2	--	--	0.7
Justice and Office of the Attorney General						
Legal Aid in Criminal Law, Youth Criminal Justice Act and Immigration and Refugee Matters	2.8	2.7	--	--	--	5.5
For Sake of the Children Program	0.6	0.5	0.4	0.4	0.4	2.3
Public Safety						
Youth Justice Services	3.9	3.9	3.9	--	--	11.7
Various Agreements	3.4	1.9	1.6	--	--	6.9
Post Secondary Education, Training and Labour						
Labour Market Development Agreement	111.5	114.1	114.0	97.4	97.4	534.4
Workforce Development Agreement	18.9	19.1	19.1	15.0	15.0	87.1
Virtual Learning Strategist Model	0.7	0.8	0.1	--	--	1.6
Various Agreements	1.4	0.4	0.1	0.1	0.1	2.1
Social Development						
Bilateral Agreement	9.4	19.0	20.1	23.4	77.7	149.6 (1)
Tourism, Heritage and Culture						
Various Agreements	0.4	0.4	--	--	--	0.8
Transportation and Infrastructure						
Provincial Territorial Infrastructure Component Agreement	28.6	24.3	24.0	43.4	8.5	128.8 (2)
French First Language Education and Second Language Instruction	3.4	1.4	--	--	--	4.8
Various Agreements	1.9	4.3	4.4	4.1	6.7	21.4
Total	**$ 256.5**	**$ 254.1**	**$ 242.7**	**$ 218.3**	**$ 215.5**	**$ 1,187.1**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

[1] The Bilateral Agreement is claim based. The maximum amount of eligible future costs that could be claimed through this agreement is $149.6 million.

[2] The Provincial Territorial Infrastructure Component Agreement is claim based. The maximum amount of eligible future costs that could be claimed through this agreement is $128.8 million.

Through the Department of Health, the Province is party to several agreements which entitle the Province to rebates based on the volume of eligible goods purchased.

Through the Departments of Agriculture, Aquaculture and Fisheries, and Natural Resources and Energy Development, the Province is party to numerous crown land lease and right of way agreements, which entitle the Province to revenue over the term of the agreements.

Through the Department of Social Development, the Province is party to numerous housing and residential unit leases, which entitle the Province to revenue over the term of the agreements.

Through the Department of Natural Resources and Energy Development, the Province is also entitled to royalty revenue, the most significant of which is timber royalty revenue, which is based on cubic meters of wood harvested, and varies according to the species and product being harvested.

Other Government Entities

						(millions)					
		2021		**2022**		**2023**		**2024**		**2025+**	**Totals**
Provincial Holdings Ltd.											
Various Agreements	$	1.0	$	1.0	$	0.9	$	0.9	$	11.4	$ 15.2
Regional Development Corporation											
Federal/Provincial Agreements		83.0		84.4		72.0		77.2		601.5	918.1[1]
Other		0.1		0.1		0.1		0.1		0.2	0.6
Total	$	84.1	$	85.5	$	73.0	$	78.2	$	613.1	$ 933.9

[1] The Federal/Provincial Agreements includes claim based agreements. The maximum amount of eligible future costs that could be claimed through these agreements is $729.6 million.

Through New Brunswick Agriculture Insurance Commission, the Province is party to a Canada-NB Insurance Program where the Province receives 60% of all Premiums for catastrophic Production Loss Coverage, 36% of all Premiums for Comprehensive Production Loss Coverage, 20% of all Premiums for High-Cost Production Loss Coverage and 60% of costs for Wildlife Compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 17 TRUST FUNDS

The Province is trustee for various trust funds outside the Provincial Reporting Entity.

The following is a summary of the trust fund equities calculated using the method indicated below to value investment assets:

	(millions)	
	2020	**2019**
Cost Method:		
Margaret R. Lynds Bequest	$ 0.1	$ 0.1
Mental Health Trust Fund	1.5	1.5
Viscount Bennett Bequest	0.2	0.2
Training Completions Fund	6.2	5.9
	$ 8.0	$ 7.7
Market Value Method:		
Judges' Superannuation Fund	$ 54.8	$ 49.4
Office of the Public Trustee Trust Fund	14.3	13.0
Pension Plan for the Management Employees of New Brunswick School Districts	2.6	3.5
Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts	401.1	370.9
Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts	96.1	88.3
	$ 568.9	$ 525.1

The Margaret R. Lynds Bequest awards three annual scholarships of equal value to students pursuing the study of communications at specified universities. The Mental Health Trust Fund is used to pay for psychoanalysis treatment of deserving New Brunswick residents. The income from the Viscount Bennett Bequest is used to develop the Province's historic resources. The Training Completions Fund is used to protect students from risk of financial loss resulting from the unexpected closure of a Private Occupational Training Organization. The Public Trustee of New Brunswick protects the financial and personal interests of the elderly, the mentally challenged, children, missing or deceased persons, when there is no one else able and willing to do so.

NOTE 18 INTER-ENTITY TRANSACTIONS AND RELATED PARTY DISCLOSURES

Included in these Consolidated Financial Statements are insignificant transactions with various organizations that, due to common control or ownership by the Province, are deemed to be related parties. These organizations include provincial crown corporations, agencies, boards, commissions and government not-for-profit organizations. Significant inter-entity transactions have been offset and eliminated for purposes of consolidated reporting, with the exception of transactions described in Note 6.

Related parties also include key management personnel and their close family members, and any entities affiliated with them. Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Province, and have been identified as the Premier, senior staff of Executive Council Office, Ministers, Deputy Ministers, Executive Assistants to Ministers, and the equivalent positions within the Province's controlled entities. For the year ended 31 March 2020, there were no material transactions that occurred at a value other than fair market value between the Province and key management personnel, their close family members, or any entities with which they are affiliated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

NOTE 19 RESTRUCTURING TRANSACTIONS

New Brunswick Credit Union Deposit Insurance Corporation

On 1 January 2020 a new *Credit Unions Act* was proclaimed which dissolved Brunswick Credit Union Stabilization Board Limited, transferring its prudential oversight responsibilities to the Financial and Consumer Services Commission and its responsibility to administer the stabilization fund to New Brunswick Credit Union Deposit Insurance Corporation. As a consequence of sections 301 and 302 of the *Credit Unions Act*, all of Brunswick Credit Union Stabilization Board Limited's financial assets and financial liabilities were transferred to New Brunswick Credit Union Deposit Insurance Corporation immediately prior to its dissolution on 31 December 2019.

All financial assets and liabilities were transferred for nominal consideration and recorded at their fair market value on 31 December 2019, which was Brunswick Credit Union Stabilization Board Limited's carrying value at the time of the transfer. The difference between the fair market value of the financial assets and financial liabilities was recorded as revenue during the year.

The fair value of the assets and the liabilities transferred were as follows:

	(millions)
Cash	$ 0.4
Investment cash	0.1
Assessment receivables	0.3
Investments	23.1
Total Assets Recognized	23.9
Accounts payable and accrued liabilities	0.1
Severance payable	0.6
Total Liabilities Recognized	0.7
Gain from Restructuring	$ 23.2

NOTE 20 SUBSEQUENT EVENTS

In March 2020, the COVID-19 virus was declared a pandemic by the World Health Organization. It has caused material disruption to businesses and has resulted in an economic slowdown. While the disruption is expected to be temporary, the duration and impact remain uncertain. The Province expects that COVID-19 may affect its financial condition and continues to assess the likelihood of decreased revenues and increased expenses as a direct result of this pandemic. The potential impact of COVID-19 on the Province and its operations cannot be reasonably estimated at this time.

NOTE 21 COMPARATIVE FIGURES

Certain of the 2019 figures have been reclassified to conform with the presentation adopted for 2020.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

		(millions)		
		2020		**2019**
SCHEDULE 1				
CASH AND SHORT TERM INVESTMENTS				
Cash	$	**2,251.1**	$	2,346.6
Short Term Investments		**722.4**		963.1
	$	**2,973.5**	$	3,309.7
SCHEDULE 2				
RECEIVABLES AND ADVANCES				
Accounts Receivable				
General Receivables of Government Departments	$	**262.0**	$	236.4
General Receivables of Government Entities		**91.7**		88.8
		353.7		325.2
Less: Allowance for Doubtful Accounts		**114.8**		110.9
		238.9		214.3
Due from Federal Government				
Central Government Services		**98.5**		92.3
Harmonized Sales Tax Rebate		**27.0**		29.1
Economic Development		**20.0**		18.9
Transportation		**16.0**		6.8
Education		**15.7**		25.2
Other		**3.2**		2.6
		180.4		174.9
Guarantee Payouts				
Guarantee Payouts		**126.4**		126.5
Less: Allowance for Doubtful Accounts		**125.8**		125.8
		0.6		0.7
Advances				
Working Capital Advances		**6.9**		7.4
Other		**2.5**		3.7
		9.4		11.1
Less: Allowance for Doubtful Accounts		**4.2**		4.2
		5.2		6.9
Interest Receivable				
Student Loans		**31.3**		28.1
Fisheries and Aquaculture Development Act		**6.4**		6.5
Opportunities New Brunswick Act		**3.3**		3.7
Agricultural Development Act		**0.4**		0.4
Other		**19.9**		20.5
		61.3		59.2
Less: Allowance for Doubtful Accounts		**48.5**		44.8
		12.8		14.4
	$	**437.9**	$	411.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

	(millions)	
	2020	**2019**
SCHEDULE 3		
TAXES RECEIVABLE		
Real Property Tax	$ **1,264.0**	$ 1,218.6
Gasoline and Motive Fuels Tax	**22.6**	25.8
Royalties and Stumpage on Timber	**17.8**	24.8
Tobacco Tax	**9.3**	12.0
Metallic Minerals Tax	**--**	0.2
Other	**7.0**	6.4
	1,320.7	1,287.8
Less: Allowance for Doubtful Accounts	**36.0**	33.3
	$ **1,284.7**	$ 1,254.5
SCHEDULE 4		
INVENTORIES FOR RESALE		
Inventories for Resale		
Properties Held for Sale	$ **0.3**	$ 0.3

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

(millions)

	2020			2019		
	Amount	**Valuation Allowance**	**Net**	**Amount**	**Valuation Allowance**	**Net**
SCHEDULE 5 **LOANS**						
Loans to Students	$ 544.4	$ 141.2	$ **403.2**	$ 521.8	$ 120.1	$ 401.7
Opportunities New Brunswick Act	228.0	122.6	**105.4**	228.2	125.9	102.3
New Brunswick Housing Act	52.0	11.3	**40.7**	61.5	11.3	50.2
Fisheries and Aquaculture Development Act	21.0	17.7	**3.3**	21.6	17.6	4.0
Agricultural Development Act	7.1	3.8	**3.3**	6.3	2.8	3.5
Fundy Trail Endowment Fund	0.1	--	**0.1**	4.8	--	4.8
Unsatisfied Judgements	9.4	9.4	**--**	9.4	9.4	--
La Fondation du quotidien francophone	4.0	4.0	**--**	4.0	4.0	--
Other Loans	4.6	3.7	**0.9**	5.7	3.8	1.9
	$ 870.6	$ 313.7	$ **556.9**	$ 863.3	$ 294.9	$ 568.4

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

		(millions)		
		2020		**2019**
SCHEDULE 6				
INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES				
New Brunswick Power Corporation	$	**291.0**	$	377.0
Less: regulatory deferral adjustment (Note 6)		**(111.3)**		(117.0)
New Brunswick Liquor Corporation		**68.9**		60.6
New Brunswick Municipal Finance Corporation		**0.6**		0.7
	$	**249.2**	$	321.3
OTHER INVESTMENTS				
Other Investments	$	**110.8**	$	80.6
Atlantic Lottery Corporation		**17.7**		12.1
Cannabis NB Ltd.		**(17.0)**		(12.5)
	$	**111.5**	$	80.2
SCHEDULE 7				
ACCOUNTS PAYABLE AND ACCRUED EXPENSES				
Accounts Payable	$	**545.3**	$	598.6
Due to Canada				
Equalization and Canada Health and Social Transfer		**0.9**		0.9
Other Agreements		**2.3**		67.7
		3.2		68.6
Accrued Interest				
Funded Debt		**146.6**		148.1
Other		**49.2**		55.7
		195.8		203.8
Employee Benefits				
Accrued Salaries Payable		**444.0**		353.0
Liability for Injured Workers		**413.8**		380.4
Retirement Allowances (Note 11)		**380.6**		410.3
Sick Leave (Note 12)		**245.2**		245.3
		1,483.6		1,389.0
Municipal Property Taxes Due to Municipalities		**518.7**		503.4
Medicare and Out of Province Payments		**71.1**		52.0
Liability for Contaminated Sites (Note 13)		**43.5**		44.0
Holdbacks on Contracts		**20.7**		23.8
Health Services Liability Protection Plan		**10.7**		13.1
Other		**117.9**		124.9
		782.6		761.2
	$	**3,010.5**	$	3,021.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

	(millions)		
	2020		**2019**
SCHEDULE 8			
ALLOWANCE FOR LOSSES			
Economic Development	$	**10.4**	$ 7.3
Agriculture, Aquaculture and Fisheries		**1.6**	1.6
Contingent Liabilities - Guaranteed Loan Provision (Note 13)		**12.0**	8.9
Property Tax Appeals		**1.4**	1.3
Post-Secondary Education, Training and Labour		**0.3**	0.3
		1.7	1.6
	$	**13.7**	$ 10.5
SCHEDULE 9			
DEFERRED REVENUE			
Real Property Taxes	$	**429.1**	$ 413.8
Motor Vehicle and Operators' Licenses		**64.1**	66.6
Healthy Seniors Pilot Project		**63.7**	74.8
Capital Contributions		**24.3**	21.6
Other		**55.8**	61.8
	$	**637.0**	$ 638.6
SCHEDULE 10			
DEPOSITS HELD IN TRUST			
Retention Fund for Fee for Service Physicians	$	**66.8**	$ 63.5
New Brunswick Provincial Nominee Program Deposits		**57.1**	56.3
Tenants' Security Deposits		**33.3**	31.0
Court of Queen's Bench		**10.9**	8.4
Mining Licenses - Non-Performance Renewal Fees		**6.8**	6.6
Scholarship Trusts		**3.8**	3.8
Contractors' Deposits		**2.3**	2.5
Family Support Order Services		**2.3**	2.2
Sale of Property for Taxes		**1.7**	0.9
New Brunswick Immigrant Investor Fund (2009) Ltd.		**0.9**	17.9
Metallic Minerals Tax		**0.4**	0.5
Other		**31.0**	33.4
	$	**217.3**	$ 227.0

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

			(millions)		
			2020		**2019**
SCHEDULE 11 **OBLIGATIONS UNDER CAPITAL LEASES**					
Highways		$	**425.9**	$	468.1
Health			**89.5**		89.4
Protection			**12.6**		13.7
Education			**2.7**		2.8
Other			**10.6**		12.0
		$	**541.3**	$	586.0
SCHEDULE 12 **INVENTORIES OF SUPPLIES**					
Health Supplies and Vaccines		$	**29.5**	$	21.9
Construction and Maintenance Materials			**13.9**		11.8
Machine Repair Parts			**8.3**		6.0
Veterinary Supplies			**0.7**		1.0
Educational Textbooks			**0.7**		0.7
Stationary and Supplies			**0.4**		0.4
Other Supplies			**17.6**		9.9
		$	**71.1**	$	51.7
SCHEDULE 13 **PREPAID AND DEFERRED CHARGES**					
Public Private Partnership Contracts		$	**72.2**	$	89.4
Other			**63.5**		55.5
		$	**135.7**	$	144.9

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

		2020 Budget		(millions) 2020 Actual		2019 Actual

SCHEDULE 14
TAXES

		2020 Budget		2020 Actual		2019 Actual
Personal Income Tax	$	1,772.9	$	1,887.9	$	1,786.7
Corporate Income Tax		381.0		331.8		442.7
Metallic Minerals Tax		1.9		0.7		1.8
		2,155.8		2,220.4		2,231.2
Provincial Real Property Tax		529.9		534.3		516.4
Harmonized Sales Tax		1,539.1		1,500.7		1,467.5
Gasoline and Motive Fuels Tax		282.0		282.7		254.9
Tobacco Tax		141.0		121.8		139.6
Pari-mutuel Tax		0.5		0.4		0.5
		1,962.6		1,905.6		1,862.5
Insurance Premium Tax		60.2		65.0		62.0
Real Property Transfer Tax		28.0		32.8		28.2
Financial Corporation Capital Tax		25.0		24.6		25.3
Penalties and Interest		13.0		16.1		13.9
Cannabis Duty		8.3		5.6		2.5
		134.5		144.1		131.9
	$	4,782.8	$	4,804.4	$	4,742.0

SCHEDULE 15
LICENSES AND PERMITS

		2020 Budget		2020 Actual		2019 Actual
Motor Vehicle	$	146.2	$	146.6	$	144.5
Fish and Wildlife		5.7		5.6		5.6
Mines		1.8		1.4		1.4
Liquor Licenses		1.0		1.0		1.0
Other		13.0		13.0		13.1
	$	167.7	$	167.6	$	165.6

SCHEDULE 16
ROYALTIES

		2020 Budget		2020 Actual		2019 Actual
Forest	$	68.1	$	70.4	$	72.4
Mines		1.6		1.5		4.1
	$	69.7	$	71.9	$	76.5

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

SCHEDULE 17
INCOME FROM GOVERNMENT BUSINESS ENTERPRISES

	2020 Budget	2020 Actual (millions)	2019 Actual
New Brunswick Liquor Corporation	$ 168.0	**$ 173.9**	$ 169.0
New Brunswick Power Corporation	37.7	**(16.0)**	20.0
Add: regulatory deferral adjustment (Note 6)	--	**5.7**	5.7
New Brunswick Municipal Finance Corporation	--	**(0.1)**	--
International Financial Reporting Standard 16 transition adjustment (Note 6)	--	**(5.3)**	--
	$ 205.7	**$ 158.2**	$ 194.7

SCHEDULE 18
OTHER PROVINCIAL REVENUE

	2020 Budget	2020 Actual	2019 Actual
Sales of Goods and Services			
General	$ 295.2	**$ 277.0**	$ 283.6
Leases and Rentals	111.9	**114.7**	114.2
Institutional	38.6	**43.0**	50.8
Intergovernmental	27.3	**42.1**	40.8
Provincial Parks	6.7	**7.1**	6.8
Lotteries and Gaming	163.6	**156.2**	161.8
Investment Income	41.8	**36.0**	44.2
Fines and Penalties	9.1	**10.2**	13.3
Cannabis Management Corporation	1.6	**(4.5)**	(12.5)
Other Revenue	129.9	**143.3**	188.8
	$ 825.7	**$ 825.1**	$ 891.8

SCHEDULE 19
UNCONDITIONAL GRANTS

	2020 Budget	2020 Actual	2019 Actual
Canada Health Transfer	$ 832.7	**$ 845.4**	$ 813.7
Canada Social Transfer	300.9	**301.7**	298.7
Statutory Subsidies	1.9	**1.9**	1.8
	$ 1,135.5	**$ 1,149.0**	$ 1,114.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

	2020 Budget	2020 Actual	2019 Actual
SCHEDULE 20 **CONDITIONAL GRANTS**	(millions)		
Education	$ 169.8	$ **171.9**	$ 170.7
Economic Development	75.2	**121.3**	85.9
Health	74.9	**60.5**	45.3
Central Government Services	39.1	**36.7**	35.8
Transportation	18.1	**11.4**	25.6
Social Services	3.9	**3.9**	3.9
Other	48.8	**58.9**	75.7
	$ 429.8	$ **464.6**	$ 442.9
SCHEDULE 21 **EDUCATION AND TRAINING**			
Education	$ 1,364.7	$ **1,373.9**	$ 1,315.8
Post-Secondary Education Services	538.4	**537.0**	540.4
Pension Expense	106.6	**103.4**	111.0
Amortization Expense	62.6	**59.5**	56.7
Provision Expense	6.5	**25.1**	7.4
Public Works and Infrastructure	8.3	**8.4**	12.3
General Government	0.8	**17.8**	5.7
	$ 2,087.9	$ **2,125.1**	$ 2,049.3
SCHEDULE 22 **HEALTH**			
Health Services	$ 2,999.6	$ **3,040.1**	$ 2,927.6
Pension Expense	84.6	**75.8**	77.2
Amortization Expense	79.4	**73.3**	74.8
Public Works and Infrastructure	1.8	**0.3**	0.5
	$ 3,165.4	$ **3,189.5**	$ 3,080.1

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

	2020 Budget	2020 Actual	2019 Actual
		(millions)	
SCHEDULE 23			
SOCIAL DEVELOPMENT			
Social Development	$ 1,303.3	$ **1,345.6**	$ 1,290.8
Pension Expense	28.5	**28.5**	23.6
Amortization Expense	19.9	**19.8**	19.6
Provision Expense	4.0	**3.0**	4.9
General Government	0.3	**0.4**	0.3
	$ 1,356.0	$ **1,397.3**	$ 1,339.2
SCHEDULE 24			
PROTECTION SERVICES			
Public Safety	$ 256.9	$ **256.7**	$ 282.6
Justice and Office of the Attorney General	58.2	**58.7**	54.4
Pension Expense	6.3	**4.5**	5.4
Amortization Expense	1.2	**1.3**	1.9
Provision Expense	0.6	**0.8**	1.8
New Brunswick Credit Union Deposit Insurance Corporation	0.6	**0.5**	0.4
General Government	0.6	**0.6**	0.4
	$ 324.4	$ **323.1**	$ 346.9
SCHEDULE 25			
ECONOMIC DEVELOPMENT			
Regional Development Corporation	$ 209.4	$ **208.6**	$ 204.9
Tourism, Heritage and Culture	62.2	**60.3**	67.6
Opportunities NB	35.5	**38.8**	48.9
Research and Productivity Council	15.7	**17.6**	14.8
Provincial Holdings Ltd.	2.1	**12.0**	1.7
Post-Secondary Education, Training and Labour	9.6	**9.2**	8.0
Amortization Expense	6.3	**6.5**	6.1
Kings Landing Corporation	3.9	**4.1**	3.9
Pension Expense	1.4	**1.4**	1.4
Public Works and Infrastructure	--	**0.2**	2.2
New Brunswick Immigrant Investor Fund (2009) Ltd.	--	**0.1**	0.5
Provision Expense	5.0	**(0.2)**	(2.8)
	$ 351.1	$ **358.6**	$ 357.2

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

		2020 Budget		(millions) 2020 Actual		2019 Actual
SCHEDULE 26 **LABOUR AND EMPLOYMENT**						
Post-Secondary Education, Training and Labour	$	133.6	$	**175.1**	$	143.8
General Government		0.7		**0.6**		0.5
	$	134.3	$	**175.7**	$	144.3
SCHEDULE 27 **RESOURCES**						
Natural Resources and Energy Development	$	101.7	$	**103.0**	$	100.8
Agriculture and Aquaculture and Fisheries		38.0		**33.2**		35.3
Environment		16.6		**16.5**		19.7
Forest Protection Limited		7.8		**8.7**		14.4
Recycle New Brunswick		5.8		**6.2**		6.0
Energy and Utilities Board		4.9		**4.0**		3.6
NB Agricultural Insurance Corporation		6.2		**3.5**		3.6
Amortization Expense		1.6		**1.6**		1.6
Provision Expense		3.3		**1.1**		(0.5)
Transportation and Infrastructure		0.2		**0.5**		--
Pension Expense		0.2		**0.2**		0.3
	$	186.3	$	**178.5**	$	184.8
SCHEDULE 28 **TRANSPORTATION AND INFRASTRUCTURE**						
Transportation and Infrastructure	$	385.6	$	**374.2**	$	408.1
Amortization Expense		338.1		**336.1**		324.7
Provision Expense		0.3		**(0.8)**		4.0
	$	724.0	$	**709.5**	$	736.8

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

	2020 Budget	2020 Actual	2019 Actual
		(millions)	
SCHEDULE 29 **CENTRAL GOVERNMENT**			
Service New Brunswick	$ 190.6	$ **190.3**	$ 184.3
Local Government	141.5	**136.4**	126.1
Pension Expense	133.4	**131.3**	130.8
Revenue Sharing Agreements with First Nations	61.6	**61.6**	54.5
Retirement Allowance	46.0	**37.4**	45.3
Finance and Treasury Board	37.4	**33.9**	26.4
Injured Workers Liability Accrual	69.0	**33.4**	46.5
Legislative Assembly	29.3	**26.9**	33.5
Canada Pension Plan Employer Contributions	31.3	**31.3**	23.2
Executive Council	14.6	**14.6**	14.6
General Government	23.4	**12.3**	14.9
Financial and Consumer Services Commission	14.1	**11.1**	10.7
Amortization Expense	10.9	**10.5**	10.7
New Brunswick Lotteries and Gaming Corporation	5.4	**4.8**	4.8
Provision Expense	4.0	**4.1**	6.3
Office of the Clerk and Head of the Public Service	2.0	**2.0**	1.9
Office of the Premier	1.5	**1.5**	2.2
Jobs Board Secretariat	--	**--**	0.8
Public Works and Infrastructure	0.1	**--**	0.1
	$ 816.1	$ **743.4**	$ 737.6

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

SCHEDULE 30
PROVINCIAL REPORTING ENTITY

The Provincial Reporting Entity is comprised of certain organizations that are controlled by the Province. These organizations are the Consolidated Fund, the General Sinking Fund and the agencies, commissions and corporations listed below. Further information regarding the accounting methods used to consolidate these organizations can be found in Note 1.

Organizations using the Consolidation Method:

Arts Development Trust Fund
Atlantic Education International Inc.
Cannabis Management Corporation (CMC)
Collège communautaire du Nouveau-Brunswick
Economic and Social Inclusion Corporation
EM/ANB Inc.
Environmental Trust Fund
Financial and Consumer Services Commission
Forest Protection Limited
Horizon Health Network
Kings Landing Corporation
Labour and Employment Board
New Brunswick Agricultural Insurance Commission
New Brunswick Community College
New Brunswick Credit Union Deposit Insurance
  Corporation (NBCUDIC)
New Brunswick Energy and Utilities Board
New Brunswick Energy Solutions Corporation

New Brunswick Health Council
New Brunswick Highway Corporation
New Brunswick Housing Corporation
New Brunswick Immigrant Investor Fund (2009) Ltd.
New Brunswick Legal Aid Services Commission
New Brunswick Lotteries and Gaming Corporation
New Brunswick Police Commission
New Brunswick Research and Productivity Council
New Brunswick Women's Council
Opportunities New Brunswick
Premier's Council on Disabilities
Provincial Holdings Ltd.
Recycle New Brunswick
Regional Development Corporation
Service New Brunswick

Sport Development Trust Fund
Vitalité Health Network

Nursing Homes using the Consolidation Method:

Campbellton Nursing Home Inc.
Campobello Lodge Inc.
Carleton Manor Inc.
Carleton-Kirk Lodge
Central Carleton Nursing Home Inc.
Central New Brunswick Nursing Home Inc.
Complexe Rendez-vous Inc.
Dalhousie Nursing Home Inc.
Dr. V. A. Snow Centre Inc.
Drew Nursing Home
Forest Dale Home Inc.
Foyer Assomption
Foyer Notre-Dame de Saint-Léonard Inc.

Foyer Notre-Dame-de-Lourdes Inc.
Foyer Saint-Antoine
Foyer Ste-Élizabeth Inc.
Fredericton South Nursing Home Inc.
Fundy Nursing Home
Grand Manan Nursing Home Inc.
Jordan Lifecare Centre Inc.
Kennebec Manor Inc.
Kenneth E. Spencer Memorial Home Inc.
Kings Way Care Centre Inc.
Kiwanis Nursing Home Inc.
La Villa Sormany Inc.
Le Foyer St Thomas de la Vallée de Memramcook Inc.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2020

Les Résidences Inkerman Inc.

Les Résidences Jodin Inc.

Les Résidences Lucien Saindon Inc.

Les Résidences Mgr Chiasson Inc.

Lincourt Manor Inc.

Loch Lomond Villa Inc.

Manoir Édith B. Pinet Inc.

Manoir Saint-Jean Baptiste Inc.

Mill Cove Nursing Home Inc.

Miramichi Senior Citizens Home Inc.

Mount St. Joseph of Chatham, N.B.

Nashwaak Villa Inc.

Passamaquoddy Lodge Inc.

Résidence Mgr Melanson Inc.

Rexton Lions Nursing Home Inc.

River View Manor Inc.

Rocmaura Inc.

Tabusintac Nursing Home Inc.

The Church of St. John and St. Stephen Home Inc.

The Salvation Army - Lakeview Manor

Tobique Valley Manor Inc.

Turnbull Nursing Home Inc.

Victoria Glen Manor Inc.

Villa Beauséjour Inc.

Villa des Chutes / Falls Villa

Villa du Repos Inc.

Villa Maria Inc.

Villa Providence Shédiac Inc.

Villa St-Joseph Inc.

W. G. Bishop Nursing Home

Wauklehegan Manor Inc.

Westford Nursing Home

White Rapids Manor Inc.

Woolastook Long Term Care Facility Inc.

York Manor Inc.

Organizations using the Modified Equity Method:

New Brunswick Liquor Corporation (NB Liquor)

New Brunswick Municipal Finance Corporation
 (NBMFC)

New Brunswick Power Corporation (NB Power)

Organizations using the Transaction Method:

New Brunswick Arts Board

New Brunswick Combat Sport Commission

New Brunswick Insurance Board

New Brunswick Museum

New Brunswick Public Libraries Foundation

Strait Crossing Finance Inc.